NEKTAR™

Value Through Transforming Therapeutics


03057482

Nektar Therapeutics 2002 Annual Report



Nektar Therapeutics (Nasdaq:NKTR), formerly known as Inhale Therapeutic Systems, Inc., provides industry-leading drug delivery technologies, expertise and manufacturing to enable the development of high-value, differentiated therapeutics.

Nektar's advanced drug delivery capabilities are designed to enable Nektar's biotechnology and pharmaceutical partners to solve drug development challenges and realize the full potential of their therapeutics, from developing new molecular entities to managing the lifecycles of established products.



Table of Contents

Nektar Strategy

Create high-value, differentiated drug products by applying Nektar's leading drug delivery capabilities throughout the drug development process.

Industry Leading Technologies

Nektar Molecule Engineering

By attaching a polyethylene glycol (PEG) to drug molecules, Nektar's Molecule Engineering is designed to improve the performance of most large molecules (peptides, antibodies and other proteins, oligonucleotides) and many small molecules.

Nektar Advanced PEGylation can increase bioavailability and decrease immunogenicity of injectable therapeutics, potentially improving efficacy and safety and decreasing injection frequency for patients.

Nektar Hydrogels are PEG molecules useful for prolonging drug release from an injection site to reduce the frequency of dosing and improve patient compliance.

Nektar Solubilizing Agents are designed as an injectable delivery system comprising PEG-based solubilizing agents for increasing the solubility of water-insoluble compounds.

Nektar Particle Engineering

By precisely and consistently engineering the size, shape and properties of dry powder particles, Nektar Particle Engineering is designed to enable improved absorption and solubility, formulation stability and manufacturability of drug powders.

Nektar Pulmonary Particle Technology creates fine, aerodynamic drug particles designed to be of optimal size and dispersibility for efficient and reproducible delivery to the deep lung for both systemic and local lung delivery of both large and small molecules.

Nektar Supercritical Fluids Technology uses substances such as carbon dioxide at elevated temperatures and pressures as alternative solvents and non-solvents to control the formation of powder particles for a wide variety of chemical substances.

Nektar Delivery Solutions

Nektar Delivery Solutions are focused on the formulation of molecules for multiple delivery platforms. Through this technology, Nektar is working to improve or enable drug delivery, enhance drug performance and improve therapeutic outcomes for large and small molecules used in pulmonary delivery systems.

5

Approved
Five Nektar-transformed products are approved in the United States, generating growing revenues for partners and Nektar.

4

Late-Stage Clinical
Four products are in late-stage development — pivotal or Phase III trials — in the United States; one of these is already approved in Europe.

10

More In The Clinic
Ten additional products are being tested in Phase I or Phase II clinical trials.

19

Nektar Clinical Pipeline
Nineteen total products are approved or in clinical testing.

Nektar-Transformed Products



Neulasta™

(pegfilgrastim)

PEGASYS®

(PEGylated interferon alfa-2a)

Amgen uses a Nektar proprietary 20 kDa PEG derivative in the manufacture of Neulasta (pegfilgrastim). The sustained duration form of Neupogen™, Neulasta is used to treat neutropenia, a decrease in white blood cells resulting from chemotherapy that puts patients at risk for life-threatening infections. Nektar Advanced PEGylation is designed to provide sustained duration that decreases dosing frequency and reduces the number of required injections.

Roche developed this PEGylated interferon alfa-2a product for the treatment of hepatitis-C—a leading cause of cirrhosis and liver cancer and the number one reason for liver transplants in the United States. Roche uses Nektar Advanced PEGylation technology to enable PEGASYS to remain active longer in the bloodstream and at a more constant level than interferon alfa-2a, allowing for reduced dosing frequency.

PEG-INTRON

(peginterferon alfa-2b)

Definity®

(Vial for [Perflutren Lipid Microsphere] Injectable Suspension)

Nektar supplies Advanced PEGylation reagents to Schering-Plough for use in its marketed PEG-INTRON (peginterferon alfa-2b) product for the treatment of hepatitis-C. The PEGylation process is designed to enable PEG-INTRON to circulate longer in the bloodstream.

Nektar provides a PEGylated lipid product to Bristol-Myers Squibb Medical Imaging for use in the production of Definity, an ultrasound contrast agent. Definity is designed to increase the diagnostic power of echocardiography, the most widely used cardiac imaging test, by enabling clearer visualization of the heart than echocardiography alone in patients with suboptimal echocardiograms.

SOMAVERT®

(PEGylated human growth hormone receptor antagonist)

Pharmacia is using Nektar Advanced PEGylation technology for SOMAVERT, a PEGylated human growth hormone receptor antagonist for acromegaly, a debilitating disease caused by a non-cancerous tumor on the pituitary gland that produces increased quantities of growth hormone, potentially leading to continued growth of hands and feet, and other related symptoms. SOMAVERT is designed to block the binding of growth hormone produced by the pituitary gland.



Late Stage Development Products

Exubera®
Nektar provides advanced drug formulation and inhaler technology and manufacturing to Pfizer to develop Exubera, an inhaled, rapid-acting, powdered insulin for diabetes. Pfizer has entered into an agreement with Aventis to co-develop, co-promote and co-manufacture Exubera. More than 2,500 patients in clinical trials have taken Exubera, some for more than 5 years.

CDP 870
Pharmacia is using Nektar Advanced PEGylation technology to develop CDP 870 (PEG-anti-TNF alpha antibody fragment), a new therapy for the treatment of rheumatoid arthritis. Rheumatoid arthritis affects an estimated 2.1 million Americans, who suffer inflammation of the lining of the joints. Nektar Advanced PEGylation is being used to help reduce the dosing frequency of the drug.



Macugen™
Eyetech is using Nektar Advanced PEGylation technology in Macugen (pegaptanib sodium), a PEGylated aptamer therapy for treating patients with exudative (wet) age-related macular degeneration, a leading cause of blindness in adults. Advanced PEGylation has the potential to help improve drug efficacy, safety and bioavailability.

SprayGel™
Confluent Surgical uses Nektar Hydrogels in its SprayGel Adhesion Barrier system, a biodegradable, water-based product to prevent and reduce post-operative adhesions associated with severe pain and other side effects. The PEG-based precursors, mixed with a proprietary sprayer, rapidly solidify to form a tissue-adherent barrier that stays in place for a week and then absorbs. SprayGel may reduce patient trauma and costs associated with additional surgery for adhesions.

Growth Strategy and the Proprietary Products Group

As part of its growth strategy, Nektar is evolving from solely a technology provider to a company that also develops enhanced products internally by applying its advanced drug delivery capabilities to existing molecules prior to partnering.

To implement this next phase of the growth strategy, Nektar has established the Proprietary Products Group. This group has specialized clinical science and regulatory expertise, with the mission of creating strategically selected, closer-to-market product opportunities for partners to develop and commercialize at a later stage. The Proprietary Products Group focuses on developing new product candidates for partners by applying Nektar technologies to commercially available molecules.

With these expanded development capabilities, Nektar intends to increase the number of products it takes through Phase I clinical trials and, in some cases, Phase II, before offering the products to partners for further development and commercialization.

The expanded business strategy is intended to broaden Nektar's product pipeline, accelerate the development of products, and enable Nektar to provide its partners with more developed, lower-risk products. Nektar believes this will result in a greater share of revenues once these products reach the market.





2002-Early 2003 Highlights

Re-launched the company from Inhale to Nektar

Three Nektar-transformed products received approval

Announced 11 collaborations for 13 molecules

Four products advanced by partners in clinic

Formed Enzon strategic alliance

Created Proprietary Products Group

2003-2004 Milestones

Additional products filed for approval in U.S.

1-2 products to advance to Phase III

1-3 products to advance to Phase II

3-5 products to advance to Phase I

Partner first new proprietary product

Close several new deals

The above table contains forward-looking statements that involve risks and uncertainties. Nektar's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Part I of the Form 10-K filed with the Securities Exchange Commission for the fiscal year ended December 31, 2002 under the heading "Risk Factors."

To Our Stockholders

Dear Fellow Stockholders:

Three years ago, as Inhale, we set a bold and ambitious goal for our company — to become the leading provider of drug delivery solutions. Over the last few years, we have taken many steps to accomplish this goal, including expanding our technology base, growing our management team, and focusing our strategy to maximize investment return. During 2002 and into 2003, we have begun to see initial results from these efforts. Today, as Nektar, there are five products on the market that use our technology in the United States, a pipeline that includes 14 additional products in various stages of clinical testing, publicly-disclosed collaborations with 22 pharmaceutical and biotechnology companies, and multiple technology platforms.

We believe we are now positioned for strong revenue growth as we manage our business toward our goal of profitability. We believe there is growing demand for our drug delivery solutions to meet pharmaceutical companies' needs at multiple stages in the drug development process — from engineering improved new chemical or molecular entities to improving the characteristics or extending the lifecycle of successfully marketed products. Through our acquisitions of technologies relating to particle engineering and PEGylation, as well as our ongoing development of inhaleable drug delivery technologies, we now offer drug delivery capabilities that are designed to be applicable to most large and small molecules.

Recent Accomplishments

In 2002 and early 2003, we made significant progress on several fronts. Three products were approved in the United States, including Neulasta for neutropenia with Amgen, PEGASYS for hepatitis C with Roche, and SOMAVERT for acromegaly with Pharmacia. The approval of these products is further validation that our PEGylation technology has become a broadly accepted method for improving the performance of macromolecules.

Accelerating Collaborations

Number of Collaborations



10
4
1
1
98
99
00
01
02
Particle Engineering
Molecule Engineering
Delivery Solutions

Revenue Growth

$ Millions



$95
$78
$52
$41
$22
98
99
00
01
02

Revenue



2001
Contract R&D+Milestones $69 Million
Product Revenue $9 Million

2002
Contract R&D+Milestones $76 Million
Product Revenue $18 Million

Our partners advanced several products with Nektar technology in clinical testing. Through our partners, we now have four products in Phase III clinical trials or pivotal testing in addition to another ten in Phase I or II clinical trials. Almost half of these are improved versions of already-approved molecules. The sales of these drug molecules by our partners and their competitors in their current forms are more than $12 billion.

In 2002 and early 2003, Nektar announced 11 collaborative partnerships comprising 13 molecules, a company record. We believe the demand for our technology is driven by our partners' need to create high-value, differentiated products coupled with the potential of our technologies to improve drug performance and delivery.

Last year we achieved revenues of $95 million, a 22% increase over 2001. Nektar revenue sources include our collaborative product development programs and, in 2002, our first full year of PEG-related product revenues. Sales of our PEG products in 2002 generated revenues of $18 million, a revenue stream that we expect to continue to grow. In addition to our strong top-line growth, we met a number of critical milestones and ended the year with cash reserves totaling $294 million. Our long-term convertible subordinated notes and debentures, due primarily in 2007, remained unchanged from the prior year at $299 million.

Multiple Sources of Revenue and Value Creation

Our focus for 2003 and 2004 is to continue to build our pipeline, drive revenue growth, and manage toward profitability while prudently conserving our cash reserves. We currently have three main drivers of revenue growth:

Exubera Our inhaled insulin program is being developed in conjunction with our partner Pfizer and its partner Aventis Pharma. The program is currently in Phase III clinical testing. As a first-in-class new therapy that could potentially be used by millions of people, the product has undergone and continues to undergo extensive safety and efficacy testing. To date, more than 2,500 people have used Exubera to help control their diabetes, some for longer than five years. Pfizer and Aventis are continuing long-term safety testing for Exubera, and Pfizer has indicated that it does not expect to file for approval in 2003. If the program is not otherwise substantially delayed, and Exubera is approved for marketing, it has the potential to generate substantial revenue for Nektar, while at the same time making a major contribution to diabetes care.

Other Partnered Projects We have a diversified pipeline of partnered projects including five products using our technology that are approved in the United States and 13 others, in addition to Exubera, in various stages of clinical trials. We expect revenue and profit contribution to improve as this pipeline matures. Further, we are encouraged by the continued strong interest of potential partners in working with us. We expect our partner pipeline, independent of Exubera, to generate substantial revenue over time through a combination of royalties, manufacturing sales, milestones and R&D payments.

New Proprietary Products We are increasing our investment in proprietary products that we will develop through Phase I clinical trials and, in some cases, Phase II clinical trials before partnering them with pharmaceutical and biotechnology companies. Since we will not commercialize our own products, this strategy combines the comparatively lower risk of a technology company with the higher returns of a products company. By developing these products through Phase I or II clinical trials, when we do partner them for late-stage clinical development and commercialization, we expect to be able to capture a larger share of their future economic value.

As part of this new strategy, we are focusing on creating highly differentiated versions of already-approved drug products. We intend to offer to our marketing partners products formulated for improved delivery using our technologies, along with a well-designed regulatory and clinical strategy, a package of pre-clinical efficacy and safety data, plus early clinical data.

In 2002, we established the Proprietary Products Group with specialized clinical science and regulatory expertise to execute this new strategy. The decision to form this group was reinforced when we concluded two product partnerships resulting from products that we formulated ourselves and tested in Phase I trials: an inhaled tobramycin partnership with Chiron and an inhaled leuprolide partnership with Enzon. We believe that our Proprietary Products Group gives us a third focus area that can yield substantial revenues.

Together, we believe that Exubera, the partnered pipeline, and proprietary products are three revenue drivers that place Nektar in an outstanding position to achieve our sales and value-creation goals.

Managing to Profitability

A key goal for Nektar is achieving operating profitability. With multiple revenue sources and an expanding product pipeline, we believe we can continue our growth momentum and achieve the revenue necessary to generate operating profits independent of the commercialization of any individual product, including Exubera. For 2003 and 2004, we are forecasting product and milestone revenue growth to be driven by higher sales of recently launched products, particularly Neulasta, SOMAVERT, and PEGASYS, and payments earned when products advance in clinical testing or are filed for regulatory approval.

On the expense side of our financials, we are planning a decrease in internally funded spending in the next three to five years. This reduction is based on a combination of the completion of our scale-up and commercial readiness spending; the shifting of infrastructure expenses to cost-of-goods sold for reimbursement by our partners through the sale of commercial products, such as devices and drugs for the Exubera product; and the anticipated conversion of our proprietary products from internal- to partner-funded. We expect these efforts, if coupled with increased product and milestone revenue, can result in a gradually reduced cash usage over the next few years.

About Our Name Change

Due to the recent expansion of our technology platforms and our new growth strategy, we concluded that we should be identified by a new corporate name. We wanted the name to be unique, distinctive, and suggestive of a benefit, much like Inhale had been for many years. We chose the Greek spelling of "nectar", an essential ingredient of many plants, providing sustenance and acting as a catalyst for pollination which diversifies plant life. Similar to nectar in nature, our company Nektar strives to provide essential ingredients and technologies to improve and transform drug products.

We truly appreciate the financial and intellectual support not only from our partners, but also from our employees worldwide, and especially our stockholders, who have continued to invest in Nektar and for whom we are working to create increasing value. We look forward to accelerating progress in 2003.





Robert B. Chess
Executive Chairman
of the Board

Ajit S. Gill
Director, Chief Executive Officer
and President

Clinical Pipeline

Product	Primary Indications	Partner	Status
PEG-INTRON (peginterferon alfa-2b)	Hepatitis-C	Schering-Plough	Approved
Definity (PEG)	Cardiac imaging	Bristol-Myers Squibb	Approved
Neulasta (pegfilgrastim)	Neutropenia	Amgen	Approved
PEGASYS (PEGylated interferon alfa-2a)	Hepatitis-C	Roche	Approved as monotherapy and combination therapy
SOMAVERT (PEG hGHra)	Acromegaly	Pharmacia	Approved
Exubera (inhaled insulin)	Diabetes	Pfizer	Phase III
Macugen (PEGylated aptamer)	Age-related macular degeneration; Diabetic macular edema	Eyetech	Phase II/III Phase II
SprayGel adhesion barrier system (PEG)	Prevention of post-surgical adhesions	Confluent	Phase II/III Approved in Europe
CDP 870 (PEGylated antibody fragment)	Rheumatoid arthritis Crohn's disease	Pharmacia Celltech	Phase III Phase II
CDP 860	Cancer tumors	Celltech	Phase II
Undisclosed (PEG)	Undisclosed	Undisclosed	Phase II
Undisclosed (PEG)	Undisclosed	Undisclosed	Phase II
Undisclosed (PEG)	Undisclosed	Undisclosed	Phase II
Inhaled alpha 1 proteinase inhibitor	Genetic emphysema	Aventis Behring	Phase I
Inhaled tobramycin	Lung infection	Chiron	Phase I [1]
Inhaled leuprolide	Prostate cancer and endometriosis	Enzon	Phase I [1]
PEGylated interferon beta	Undisclosed	Serono	Phase I
PEG-Alfacon (PEGylated interferon alfacon-1)	Hepatitis-C	InterMune	Phase I
PEG-AXOKINE	Obesity	Regeneron	Phase I

(1) Initial Phase I trials completed by Nektar. Additional Phase I trials with partner to commence.

Nektar Clinical Pipeline as of March 31, 2003.
For current pipeline developments, visit the website at www.nektar.com

Selected Consolidated Financial Information

The selected consolidated financial data set forth below should be read together with the consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other information contained in the Form 10-K and in this Annual Report.

					Years Ended December 31,
(In thousands, except per share information)	2002	2001	2000	1999	1998
Statement of Operations Data:					
Revenue:					
Contract research revenue	$ 76,380	$ 68,899	$ 51,629	$ 41,358	$ 21,795
Product sales	18,465	8,569	—	—	—
Total revenue	94,845	77,468	51,629	41,358	21,795
Operating costs and expenses:					
Cost of goods sold	7,020	4,169	—	—	—
Research and development	157,383	139,651	100,779	64,035	35,398
General and administrative	26,016	18,861	13,932	7,869	8,387
Purchased-in-process research and development	—	146,260	2,292	9,890	—
Amortization of other intangible assets	4,507	3,012	453	—	—
Amortization of goodwill	—	22,478	312	48	—
Total operating costs and expenses	194,926	334,431	117,768	81,842	43,785
Loss from operations	(100,081)	(256,963)	(66,139)	(40,484)	(21,990)
Debt conversion premium, net	—	—	(40,687)	—	—
Interest and other income (expense), net	(7,387)	6,955	9,423	2,036	3,634
Net loss	$(107,468)	$(250,008)	$ (97,403)	$ (38,448)	$ (18,356)
Basic and diluted net loss per share	$ (1.94)	$ (4.71)	$ (2.32)	$ (1.13)	$ (0.58)
Shares used in computation of basic and diluted net loss per share[1]	55,282	53,136	41,998	34,016	31,438

					Years Ended December 31,
(In thousands)	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 293,969	$ 344,356	$ 484,841	$ 138,185	$ 82,862
Working capital	247,324	301,642	462,840	122,239	71,784
Total assets	606,638	667,241	629,540	226,806	134,496
Long-term debt (excluding current portion)	35,021	37,130	20,118	4,895	4,940
Convertible subordinated notes and debentures	299,149	299,149	299,149	108,450	—
Accumulated deficit	(549,345)	(441,877)	(191,869)	(94,466)	(56,018)
Total stockholders' equity	206,770	270,313	277,833	86,629	115,881

(1) Basic and diluted net loss per share is based upon the weighted average number of common shares outstanding. The shares shown above retroactively reflect a two-for-one split, effective August 22, 2000.

Quarterly Financial Data

(unaudited)

The following table sets forth certain unaudited quarterly financial data for the eight quarters ended December 31, 2002. In our opinion, the unaudited information set forth below has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information set forth herein. The operating results for any quarter are not indicative of results for any future period. All data is in thousands except per share information.

	Fiscal Year 2002				Fiscal Year 2001			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Contract research revenue	$ 21,301	$ 18,828	$ 18,800	$ 17,451	$ 14,097	$ 16,799	$ 17,236	$ 20,767
Product sales	$ 5,445	$ 3,423	$ 4,418	$ 5,179	—	—	$ 5,169	$ 3,400
Gross margin from product sales	$ 3,555	$ 1,750	$ 2,478	$ 3,662	—	—	$ 3,190	$ 1,210
Net loss	$ (25,056)	$ (24,817)	$ (26,521)	$ (31,074)	$ (81,041)	$(105,794)	$ (26,921)	$ (36,252)
Basic and diluted net loss per share	$ (0.45)	$ (0.45)	$ (0.48)	$ (0.56)	$ (1.59)	$ (2.05)	$ (0.49)	$ (0.66)

We have experienced fluctuations in our quarterly results. Our results have included costs associated with acquisitions of various technologies, increases in research and development expenditures, and expansion of late stage clinical and early stage commercial manufacturing facilities. We expect these fluctuations to continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our critical accounting policies.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as in Part I of our Annual Report on Form 10-K report under the heading "Risk Factors."

Overview

On January 15, 2003 we changed our name from Inhale Therapeutic Systems, Inc. to Nektar Therapeutics. We believe our new name better reflects our broadened capabilities and approach to drug delivery. Our new corporate identity represents the integration of our three proprietary technology platforms developed through our internal research and development efforts as well as our acquisitions of Shearwater Corporation (now referred to as Nektar AL) and Bradford Particle Design, Ltd. (now referred to as Nektar UK).

We are working to become one of the world's leading drug delivery products based companies by providing a portfolio of technologies and expertise that will enable us and our pharmaceutical partners to improve drug performance throughout the drug development process. We have been unprofitable since inception and forecast incurring substantial operating losses over the next few years. We forecast a decrease in internally funded research spending in the next three to five years, due to the combination of the completion of scale up and commercial readiness spending, the shifting of infrastructure spending to cost of goods sold for commercial product sales, and the anticipated partnering of our proprietary projects. To date, except for sales from four products using Nektar Molecule Engineering based on our advanced PEGylation technology, we have not sold any commercial products and do not anticipate receiving significant revenue from product sales or royalties in the near future. For the period from inception through December 31, 2002, we incurred a cumulative net loss of approximately $549.3 million. The sources of our working capital have been equity offerings and convertible debt financings, financings of equipment acquisitions and tenant improvements, interest earned on investments of cash, and revenues from product sales, short-term research and feasibility agreements and development contracts. To date we have been primarily dependent upon equity and convertible debt financings to fund our working capital.

We have generally been compensated for research and development expenses during initial feasibility work performed under collaborative arrangements for all three of our technologies: Nektar Molecule Engineering; Nektar Particle Engineering; and Nektar Delivery Solutions. In a typical collaboration, our partner will provide the drug, fund clinical and formulation development, obtain regulatory approvals and market the resulting commercial product. We will supply the drug delivery approach and drug formulation. We will receive revenues from drug formulation manufacturing and other manufacturing activities, as well as royalties from sales of most commercial products. In addition, for products using Nektar Delivery Solutions technology, we expect to receive revenues from the supply of our pulmonary inhaler for the product along with any applicable drug processing. Partners that enter into collaborative agreements generally fund research and development through expense reimbursements and /or payments as we achieve certain key development and regulatory milestones. To achieve and sustain profitable operations, we, alone or with others, must successfully develop, obtain regulatory approval for, manufacture, introduce, market and sell products using our drug delivery and other drug delivery systems. There can be no assurance that we can generate sufficient product or contract research revenue to become profitable or to sustain profitability.

Recent Developments

In March 2003, we announced that Pharmacia Corporation's Somavert® received FDA approval for the treatment of certain patients of acromegaly. This product has already been approved in Europe. Under the terms of our agreement with Pharmacia, we will receive manufacturing revenue based on the sale of the PEG reagent.

In March 2003, we announced we have created a new executive position to drive development and implementation of management and operations processes to achieve our growth and profitability objectives. Brigid A. Makes, our former Chief Financial Officer and Vice President of Finance and Administration, was named to this new senior management position, Vice President of Operations Management. Ajay Bansal has joined us as our new Chief Financial Officer and Vice President of Finance and Administration.

In January 2003, we announced an agreement with The Straumann Group to license, manufacture and supply our PEG-based hydrogel technology for dental regeneration products. Under the agreement, Straumann will license and source our PEG-Based hydrogel technology material exclusively for proprietary formulation. We will receive milestone and manufacturing payments as well as royalties on commercialized products.

In January 2003, during Pfizer's quarterly financial results conference call, Pfizer commented that it would not file an NDA for approval of Exubera in 2003. There can be no assurance that Pfizer will file for an NDA approval of Exubera and, if such filing is made, there can be no assurance that Pfizer will obtain FDA approval to market Exubera. The failure to file for or obtain regulatory approval of Exubera would significantly harm our business.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force Issue No.

94-3 ("EITF 94-3"), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a significant impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, and provides new disclosure requirements regarding indemnification provisions, including indemnification provisions typically included in a license arrangement. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and that the company must disclose that information in its financial statements. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 (See Note 10, Commitments and Contingencies in the Notes to the Consolidated Financial Statements). We do not expect the implementation of FIN 45 to have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 and Accounting Principles Board ("APB") Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method. The Statement's amendment of the transition and annual disclosure requirement of SFAS 123 are effective for the fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We do not expect the adoption of SFAS 148 to have a material effect on our financial conditions and results of operations. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employee, to account for employee stock options.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provision of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2000, we entered into a build-to-suit lease transaction with a real estate partnership to finance and manage construction of our San Carlos research and office facility. We have fully consolidated this entity into our consolidated financial statements since inception. Accordingly, we do not expect the adoption of FIN 46 to have a significant impact on our financial position or results of operations.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We consider certain accounting policies related to revenue recognition, stock based compensation, impairment of goodwill and intangible assets, and accrued liabilities to be critical to our business operations and the understanding of our results of operations.

Revenue Recognition Contract revenue from collaborative research agreements is recorded when earned based on the performance requirements of the contract. Revenue from non-refundable upfront license fees and certain guaranteed payments where we continue involvement through collaborative development are deferred and recognized as revenue over the period of continuing involvement. Revenue from grants and feasibility arrangements are recognized when the cash has been received and the final product has been delivered to the customer. Our research revenue is derived primarily from clients in the pharmaceutical and biotechnology industries and consists of reimbursement of development costs, reimbursement of certain expenses, payment of clinical supplies and amortization of milestones. Payments received for milestones achieved are deferred and recorded as revenue ratably over the next period of continued development.

Revenue from product sales is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts.

Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Stock Based Compensation We grant stock options to our employees at an exercise price equal to the fair value of the shares at the date of grant and we account for these stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. Under APB 25, when stock options are issued with an exercise price equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized in the income statement.

Impairment of Goodwill and Intangible Assets In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 on Goodwill and Other Intangible Assets, assembled workforce was reclassified as goodwill and is subject to an impairment assessment. We have adopted a policy for measuring goodwill on an annual basis and between annual tests in certain circumstances. To date, no such impairment losses have been recorded. Our goodwill balance decreased from December 31, 2001 due to certain purchase price adjustments related to our acquisition of Shearwater.

In accordance with the new accounting standard adopted on January 1, 2002, the totals for the year ended December 31, 2002 do not include amortization of goodwill and are comprised solely of amortization of other intangible assets. Had amortization of goodwill been continued beyond January 1, 2002, we would have recognized an additional $31.6 million in amortization expense during the year ended December 31, 2002. The totals for the year ended December 31, 2001 and 2000 includes $22.5 million and $0.3 million of amortization of goodwill, respectively.

Accrued Liabilities Certain accrued liabilities, such as accrued research and development, accrued general and administrative, accrued compensation and other accrued liabilities, reflect management's best estimates based on our specific historical experience and understanding of industry practice. The basis for accounting estimates has been consistently applied and reviewed on a quarterly as well as annual basis. We record a reserve for these matters when an adverse outcome is probable and the amount of the potential liability can be reasonably estimated.

Results of Operations

Years Ended December 31, 2002, 2001 and 2000 Revenue was $94.8 million for the year ended December 31, 2002 compared to $77.5 million and $51.6 million for the years ended December 31, 2001 and 2000, respectively. Revenue increased 22% in 2002 compared to 2001 levels and increased 50% in 2001 compared to 2000 levels. The 22% increase in revenue for the year ended December 31, 2002, as compared to the year ended December 31, 2001 and the 50% increase in revenue for the year ended December 31, 2001 as compared to the year ended December 31, 2000, were both primarily due to increased activities under our existing collaborative agreement with Pfizer and revenues from our acquired subsidiaries in 2001. Pfizer represented 59% of our revenue for the year ended December 31, 2002, as compared to 66% for the year ended December 31, 2001. Product sales through Nektar AL accounted for 19% of revenues for the year ended December 31, 2002, as compared to 11% of revenues for the year ended December 31, 2001. Product sales for the year ended December 31, 2001 reflected only six-months of activity after the acquisition of Nektar AL was completed. Contract research revenue for the years ended December 31, 2002, 2001 and 2000 included reimbursed research and development expenses as well as the amortization of deferred up-front signing and progress payments received from our collaborative partners. Contract revenues are expected to fluctuate from year to year, and future contract revenue cannot be predicted accurately. The level of contract revenues depends in part upon future success in obtaining timely completion of feasibility studies, the continuation of existing collaborations, and achievement of milestones under current and future agreements. Product sales are dependent upon regulatory approval of new products for sale and adoption of current products in the market and cannot be accurately predicted.

Cost of goods sold is associated with product sales and was $7.0 million for the year ended December 31, 2002 based on product sales of $18.5 million. Cost of goods sold for the year ended December 31, 2001 was $4.2 million based on product sales of $8.6 million. There were no product sales and therefore no cost of goods sold in the year ended December 31, 2000.

Research and development expenses were $157.4 million for the year ended December 31, 2002, as compared to $139.7 million and $100.8 million for the years ended December 31, 2001 and 2000, respectively. The 13% increase for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily attributed to the increased spending on partner-funded programs and the operating expenses of our Nektar AL subsidiary. In addition, we made a one-time payment of $5.3 million to Alliance for the rights beyond pulmonary applications for PulmoSphere® technology and other considerations for the year ended December 31, 2002, which was expensed as research and development. The 39% increase for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to increased spending related to the development effort for both partner and internally funded programs, the scale-up of technologies and the continuing development of global manufacturing capabilities for both inhalation devices and drug powders in order to support Exubera clinical trials and preparation for commercial production (commercial readiness), as well as the addition of expenses related to our 2001 acquisitions. We expect research and development spending to increase over the next few years as we continue to expand our development efforts under collaborative agreements using our expanded technology portfolio and to support our commercial manufacturing operations. We forecast a decrease in internally funded research spending in the next three to five years, due to the combination of the completion of scale up and commercial readiness spending, the shifting of infrastructure spending to cost of goods sold for commercial product sales, and the anticipated partnering of our proprietary projects.

Our research and development activities can be divided into research and preclinical programs, clinical development programs and commercial readiness. We estimate the costs associated with research and preclinical programs, clinical development programs and commercial readiness over the past three years to be the following (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Research and preclinical programs	$ 40,042	$ 35,376	$ 22,516
Clinical development programs	87,889	79,184	62,527
Commercial readiness	29,452	25,091	15,736
	$ 157,383	$ 139,651	$ 100,779

General and administrative expenses were $26.0 million for the year ended December 31, 2002 as compared to $18.9 million and $13.9 million for the years ended December 31, 2001 and 2000, respectively. The 38% increase in general and administrative expenses for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to incremental support associated with our manufacturing and development efforts, including administrative staffing, business development and marketing. The 35% increase in general and administrative expenses for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to increased support associated with our manufacturing and development efforts, including administrative staffing, business development and marketing, as well as additional expenses related to our 2001 acquisitions included in our operations.

In December 2002, we recorded a charge of $2.6 million related to a workforce reduction of 73 employees, which represents about 10% of our base employees. The reduction affected all business functions and job classes mainly at our San Carlos facility. The $2.6 million charge included $1.7 million in severance compensation, $0.5 million in health benefits and $0.3 million in out placement services. Approximately $0.1 million was non-cash related to stock compensation. Approximately $2.1 million of this amount is included in research and development costs and $0.5 million is included in general and administrative costs. During December 2002, $0.9 million was paid out associated with severance and other employee benefits. At December 31, 2002, we had a remaining accrual of $1.6 million of which $1.4 million was paid out in the first quarter of 2003. The remaining $0.2 million is expected to be paid out during the second quarter of 2003. We forecast that this workforce reduction will reduce 2003 operating expenses by approximately $8.0 million.

Purchased in process research and development ("IPR&D") represents the portion of the purchase price of an acquisition related to research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. For the year ended December 31, 2002, we did not incur any IPR&D charges. For the year ended December 31, 2001, we incurred charges of $146.3 million related to our acquisitions of Bradford Particle Design and Shearwater Corporation. For the year ended December 31, 2000, we incurred charges of $2.3 million for an acquisition of an in-process technology.

In June 2001, we completed our acquisition of Shearwater in exchange for approximately 4.0 million shares or options to acquire shares of our Common Stock and cash of $72.5 million. Of the total purchase consideration of $192.2 million, $108.6 million was allocated to the assets acquired based on their fair value on the date of acquisition, including $94.6 million in goodwill and other intangible assets. Approximately $83.6 million of the purchase price was allocated to IPR&D, which was determined to have no alternative future use and was charged as an expense during the year ended December 31, 2001.

In January 2001, we acquired all of the outstanding share capital of Bradford Particle Design in exchange for approximately 3.75 million in newly issued shares of our Common Stock and approximately $20.4 million in cash. Of the total purchase consideration of $152.1 million, $89.4 million was allocated to the assets acquired based on their fair value on the date of acquisition, including $80.1 million in goodwill and other intangible assets. Approximately $62.7 million of the purchase price was allocated to IPR&D, which was determined to have no alternative future use and was charged as an expense in the year-end ended December 31, 2001.

In 2000, we recorded a $2.3 million charge for acquired IPR&D costs. The acquisition was recorded as a purchase and $2.3 million of the purchase price was allocated to IPR&D and charged as an expense in the year ended December 31, 2000. As of the date of the acquisition, the in-process technology had no alternative future use and did not qualify for capitalization.

Amortization of other intangible assets expenses were $4.5 million for the year ended December 31, 2002 as compared to $3.0 million and $0.5 million for the years ended December 31, 2001 and 2000. This expense item increased $1.5 million from the year ended December 31, 2001 to December 31, 2002 and the $2.5 million increase from the year ended December 31, 2000 to the year ended December 31, 2001 was due to the acquisition activity in 2001.

There was no amortization of goodwill expenses for the year ended December 31, 2002 as compared to $22.5 million and $0.3 million for the years ended December 31, 2001 and 2000, respectively. The decrease between the year ended December 31, 2002 and the year ended December 31, 2001 was associated with the adoption of SFAS 141, Business Combinations, and SFAS 142 Goodwill and Other intangible Assets, accounting standards on January 1, 2002 with respect to business combinations. No impairment charges have been recorded for the year ended December 31, 2002. In accordance with SFAS 141 and 142, we discontinued the amortization of goodwill and our assembled workforce intangible asset, which resulted in a decrease in reported net loss by approximately $31.6 million in 2002, as compared to the accounting prior to the adoption of SFAS 141 and 142. (See note 5, Goodwill and other Intangible Assets in the Notes to Consolidated Financial Statements). The $22.2 million increase in amortization expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was due to our 2001 acquisition activities.

There was no debt conversion premium, net, recorded for the years ended December 31, 2002 and 2001. For the year ended December 31, 2000, $40.7 million in expense was recorded associated with the conversion of our October 2006 convertible subordinated debentures and February 2007 convertible subordinated notes into Common Stock.

Other income/expense, net, was $1.0 million expense for the year ended December 31, 2002, as compared to $4.2 million expense and $1.0 million income for the years ended December 31, 2001 and 2000, respectively. Our equity investment in Alliance was determined to be impaired and a loss of $0.8 million and $3.9 million was recorded in the years ended December 31, 2002 and 2001, respectively. For the year ended December 31, 2000, we recorded a gain of $0.8 million associated with the sale of our Alliance shares.

Interest income was $10.2 million for the year ended December 31, 2002 as compared to $24.6 million and $20.6 million for the years ended December 31, 2001 and 2000. The $14.4 million decrease in interest income for the year ended December 31, 2002 as compared to December 31, 2001 was due to our lower cash and investment balances and lower interest rates. The $4.0 million increase in interest income for the year ended December 31, 2001 as compared to December 31, 2000 was due to our maintaining larger cash and investment balances, including the proceeds of our issuance of several offerings of convertible subordinated notes and debentures and higher interest rates.

Interest expense was $16.6 million for the year ended December 31, 2002 as compared to $13.4 million and $12.1 million for the years ended December 31, 2001 and 2000. The $3.2 million increase in interest expense for the year ended December 31, 2002 as compared to December 31, 2001 relates to the interest expense on our capital lease obligation associated with our build-to-suit lease for additional space leased at the end of 2001. The $1.3 million increase in interest expense for the year ended December 31, 2001 as compared to December 31, 2000 relates to the full year's interest expense for the 3.5% convertible subordinated notes issued in October 2000 and the full year's interest expense associated with our build-to-suit lease in 2001.

At December 31, 2002, we had federal and state net operating loss carryforwards of approximately $339.0 million. These carryforwards will expire beginning in the year 2004 through 2022, if not utilized. Utilization of net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided for by the Internal Revenue Code of 1986, as amended. The annual limitations may result in the expiration of net operating loss carryforwards before utilization.

Liquidity and Capital Resources

We have financed our operations primarily through public and private placements of our debt and equity securities, revenue from development contracts, product sales and short-term research and feasibility agreements, financing of equipment acquisitions and tenant improvements, and interest income earned on our investments of cash. We do not utilize off-balance sheet financing arrangements as a source of liquidity or financing. At December 31, 2002 we had cash, cash equivalents and short-term investments of approximately $294.0 million.

	Years Ended December 31,		
(in millions, except current ratio)	2002	2001	2000
Cash, cash equivalents and short-term investments	$ 294.0	$ 344.4	$ 484.8
Current ratio	4.9:1	6.1:1	16.3:1
Cash provided by/(used in)			
Operating activities	$ (75.0)	$ (50.8)	$ (35.7)
Investing activities	$ 40.3	$ (77.0)	$ (299.7)
Financing activities	$ 38.7	$ 22.6	$ 438.1
Capital expenditures (included in investing activities above)	$ (16.3)	$ (34.3)	$ (53.9)

Our operations used cash of $75.0 million for the year ended December 31, 2002 as compared to $50.8 million and $35.7 million for the years ended December 31, 2001 and 2000, respectively. The net operating loss for the year ended December 31, 2002 as compared to the corresponding periods for the years ended December 31, 2001 and 2000 differed from cash used in operations due to several factors. For the year ended December 31, 2002, the $75.0 million of cash used in operations primarily reflects the net loss of $107.5 million, partially offset by depreciation and other changes in our balance sheet. During 2002, there were no charges for IPR&D, amortization of goodwill or net debt conversion premiums. For the year ended December 31, 2001, the $50.8 million of cash used in operations primarily reflects our net loss of $250.0 million, partially offset by $146.3 million of IPR&D associated with our acquisitions, $22.5 million in amortization of goodwill expenses, depreciation and changes in the balance sheet. For the year ended December 31, 2000, the $35.7 million cash usage primarily reflected the net loss of $97.4 million, partially offset by the $40.7 million in net debt conversion premiums, IPR&D of $2.3 million associated with an acquisition of technology, depreciation and changes in the balance sheet.

Cash flows provided by investing activities were $40.3 million for the year ended December 31, 2002 as compared to $77.0 million and $299.7 million cash used for the years ended December 31, 2001 and 2000, respectively. Cash flows for the year ended December 31, 2002 were generated primarily by the sale and maturity of investment securities. These cash proceeds were either reinvested or used in operations. Cash used for investing activities in 2001 was primarily related to our acquisition activity. In connection with our 2001 acquisition of Bradford, we paid net cash of $14.8 million, which represented cash paid to their shareholders of $20.4 million, net of Bradford's cash balance of $5.6 million. The remainder of this acquisition was non-cash in nature. In connection with our 2001 acquisition of Shearwater, we paid net cash of $67.2 million, which represents cash paid to their shareholders of $72.5 million, net of Shearwater's cash obtained at June 30, 2001 of $5.3 million. We purchased property and equipment of approximately $16.3 million, $34.3 million and $53.9 million during the years ended December 31, 2002, 2001 and 2000 respectively. The decrease in purchased property and equipment in 2002 as compared to 2001 and 2000, primarily reflects the completion of the second phase of construction of a new San Carlos laboratory and office facility offset by continued investment in our commercial manufacturing facilities, including device manufacturing at third party contract manufacturers and expansion of our San Carlos power processing facility.

Cash flows provided by financing activities were $38.7 million for the year ended December 31, 2002, compared to $22.6 million and $438.1 million of the years ended December 31, 2001 and 2000, respectively. The increase in cash flows provided by financing activities in the year ended December 31, 2002 as compared to December 31, 2001 was primarily related to our strategic alliance with Enzon which included a $40.0 million investment in our preferred stock offset by a decrease in capital lease financing related to our San Carlos lab facility that was substantially completed in 2000. The decrease in cash flow provided by financing activities in the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily due to the net proceeds received in 2000 from the sale of convertible subordinated notes that was completed in 2000.

In October 2000, we entered into a financing arrangement with a real estate partnership to complete construction of existing office facilities and provide financing for future capital improvements of up to $51.0 million. As a result of our continuing involvement and significant influence in the real estate partnership, and other provisions in the leasing transactions, the facility costs and capital lease obligations of the real estate partnership are recorded in our consolidated financial statements.

In February 2000 and October 2000, we received approximately $222.4 million and $222.8 million, respectively, in net proceeds from the sale of convertible subordinated notes. This includes net payments of approximately $15.2 million and $25.5 million in connection with agreements that provided for the conversion of approximately $100.7 million and $168.6 million of our October 2006 and February 2007 debentures respectively, into Common Stock.

The following is a summary of our contractual obligations as of December 31, 2002 (in thousands):

	Payment Due By Period				
	Total	Less than 1 year	1-2 years	3-4 years	After 4 years
Tenant improvement loan	$ 4,577	$ 291	$ 582	$ 3,704	$ —
Build-to-suit lease	88,055	5,628	11,596	12,065	58,766
Interest payable	57,693	11,643	23,287	22,763	—
Operating leases	26,542	2,815	5,477	5,683	12,567
Principal amount of convertible subordinated notes and debentures	299,149	—	—	299,149	—
Other obligations	1,493	1,069	424	—	—
	$ 477,509	$ 21,446	$ 41,366	$ 343,364	$ 71,333

In August 2000, we entered into a supply agreement with two contract manufacturers to provide for the manufacturing of our inhalation device. Under the terms of the agreements we may be obligated to reimburse both parties for the actual unamortized and unrecovered portion of any equipment procured or facilities established and the interest accrued for their capital overlay in the event that inhaleable insulin does not gain FDA approval to the extent that the contract manufacturers cannot re-deploy the assets. At the present time, it is not possible to estimate the loss that will occur should inhaleable insulin not be approved.

We forecast that research and development expenses will continue at current levels or higher through at least the next couple of years. Research and development expenses are associated with three general categories: (i) collaborative agreements under which spending is reimbursed by our partners; (ii) spending attributed to internally funded programs, and (iii) commercial readiness and infrastructure costs associated with commercial operations for our drug and third-party device manufacturing. We forecast a decrease in internally funded research spending in the next three to five years, due to the combination of the completion of scale up and commercial readiness spending, the shifting of infrastructure spending to cost of goods sold for commercial product sales, and the anticipated partnering of our proprietary projects. We expect our cash requirements to continue at a comparable rate due to expected activities in these areas. Research and development costs will be dependent upon the number of collaborative agreements we are engaged in, the number of Nektar funded projects and the timing of our transition to commercial manufacturing of our San Carlos, Alabama and UK locations.

Given our current cash requirements, we forecast that we will have sufficient cash to meet our net operating expense requirements for at least the next two years. We plan to continue to invest in our growth and the need for cash will be dependent upon the timing of these investments. Our capital needs will depend on many factors, including continued scientific progress in our research and development arrangements, progress with preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs of developing and the rate of scaling up each manufacturing operation of our technologies, the timing and cost of our late stage clinical and early commercial production facility, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, the need to acquire licenses to new technologies and the status of competitive products. Of our convertible subordinated notes and debentures, $7.8 million and $291.4 million will mature in 2006 and 2007, respectively. We may not be able to satisfy these obligations through cash flow generated by our operations. To satisfy our long-term needs, we intend to seek additional funding, as necessary, from corporate partners and from the sale of securities. Because we are an early stage biotechnology company, we do not qualify to issue investment grade debt or have access to certain credit facilities. As a result, any financing we undertake will likely involve the issuance of equity, convertible debt instruments or high-yield debt to fund our working capital. To date we have been primarily dependent upon equity and convertible debt financings for capital and have incurred substantial debt as a result of our issuances of subordinated notes and debentures that are convertible into our Common Stock. Our substantial debt, the market price of our securities and the general economic climate, among other factors, could have material consequences for our financial position and could affect our sources of short-term and long-term funding. There can be no assurance that additional funds, if and when required, will be available to us on favorable terms, if at all.

Approval of Non-Audit Services During the year ended December 31, 2002, the Audit Committee of the Board of Directors approved recurring engagements to provide non-audit tax services with Ernst & Young LLP, our independent accountants.

Quantitative and Qualitative Disclosures of Market Risk The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short term securities and maintain an average maturity of one year or less. A hypothetical 50 basis point increase in interest rates would result in an approximate $0.7 million decrease (less than 0.255%) in the fair value of our available-for-sale securities at December 31, 2002.

The potential change noted above is based on sensitivity analyses performed on our financial position at December 31, 2002. Actual results may differ materially. The same hypothetical 50 basis point increase in interest rates would have resulted in an approximate $1.0 million decrease (less than 0.301%) in the fair value of our available-for-sale securities at December 31, 2001.

Increases in the interest rates could adversely affect the fair market value of our convertible subordinated notes and debentures, which pay a fixed rate of interest. As of December 31, 2002, we had approximately $299.1 million in outstanding convertible subordinated notes and debentures with a fair value of $168.4 million.

Report Of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Nektar Therapeutics

We have audited the accompanying consolidated balance sheets of Nektar Therapeutics (formerly Inhale Therapeutic Systems, Inc.) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nektar Therapeutics at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in the notes to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Palo Alto, California
January 17, 2003

Condensed Consolidated Balance Sheets

(in thousands, except per share information)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 34,879	$ 30,814
Short-term investments	259,090	313,542
Accounts receivable	4,370	4,487
Other current assets	12,650	11,998
Total current assets	310,989	360,841
Property and equipment, net	143,452	142,352
Marketable equity securities	—	721
Goodwill	130,120	133,856
Other intangible assets, net	15,470	19,977
Deposits and other assets	6,607	9,494
Total assets	$ 606,638	$ 667,241
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 8,655	$ 7,685
Accrued research and development	10,359	10,776
Accrued general and administrative	5,758	7,075
Accrued compensation	11,617	5,977
Accrued acquisition costs	—	2,046
Other accrued liabilities	466	3,172
Interest payable	3,762	4,588
Capital lease obligation—current	1,008	807
Deferred revenue	22,040	17,073
Total current liabilities	63,665	59,199
Capital lease obligation—noncurrent	31,862	31,909
Accrued rent	2,033	1,921
Convertible subordinated notes and debentures	299,149	299,149
Other long-term liabilities	3,159	4,750
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred Stock, 10,000 shares authorized		
Series A, $0.0001 par value: 3,100 shares designated; no shares issued or outstanding at December 31, 2002 and December 31, 2001	—	—
Convertible Series B, $0.0001 par value: 40 shares designated; 40 shares issued and outstanding at December 31, 2002. No shares issued or outstanding at December 31, 2001. Liquidation preference of $40,000 at December 31, 2002 and $0 at December 31, 2001	40,000	—
Common stock, $0.0001 par value; 300,000 authorized; 55,553 shares and 55,094 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	6	5
Capital in excess of par value	714,680	712,039
Deferred compensation	(239)	(923)
Accumulated other comprehensive income	1,668	1,069
Accumulated deficit	(549,345)	(441,877)
Total stockholders' equity	206,770	270,313
Total liabilities and stockholders' equity	$ 606,638	$ 667,241

See accompanying notes.

Condensed Consolidated Statements Of Operations

	Years Ended December 31,		
(in thousands, except per share information)	2002	2001	2000
Revenue:			
Contract research revenue	$ 76,380	$ 68,899	$ 51,629
Product sales	18,465	8,569	—
Total revenue	94,845	77,468	51,629
Operating costs and expenses:			
Cost of goods sold	7,020	4,169	—
Research and development	157,383	139,651	100,779
General and administrative	26,016	18,861	13,932
Purchased in-process research and development	—	146,260	2,292
Amortization of other intangible assets	4,507	3,012	453
Amortization of goodwill	—	22,478	312
Total operating costs and expenses	194,926	334,431	117,768
Loss from operations	(100,081)	(256,963)	(66,139)
Debt conversion premium, net	—	—	(40,687)
Other income/(expense), net	(996)	(4,195)	995
Interest income	10,222	24,581	20,566
Interest expense	(16,613)	(13,431)	(12,138)
Net loss	$(107,468)	$(250,008)	$ (97,403)
Basic and diluted net loss per share	$ (1.94)	$ (4.71)	$ (2.32)
Shares used in computing basic and diluted net loss per share	55,282	53,136	41,998

See accompanying notes.

Consolidated Statement Of Stockholders' Equity

(in thousands)	Preferred Shares: Shares	Preferred Shares: Amount Paid In	Common Shares: Shares	Common Shares: Par Value	Capital In Excess of Par Value	Deferred Compensation	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2000	—	$ —	34,452	$ 3	$181,153	$ (1,530)	$ 1,469	$ (94,466)	$ 86,629
Common stock issued upon exercise of stock options	—	—	2,177	2	17,320	—	—	—	17,322
Common stock granted to employees	—	—	57	—	1,900	—	—	—	1,900
Compensation in connection with stock options granted to consultants	—	—	—	—	3,196	—	—	—	3,196
Conversion of convertible subordinated debt into common shares, net of of related issuance costs	—	—	10,688	—	260,862	—	—	—	260,862
Deferred compensation	—	—	—	—	1,162	(1,162)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	865	—	—	865
Other comprehensive income/(loss)	—	—	—	—	—	—	4,512	—	4,512
Net loss	—	—	—	—	—	—	—	(97,403)	(97,403)
Comprehensive loss									(92,891)
Balance at December 31, 2000	—	—	47,374	5	465,593	(1,827)	5,981	(191,869)	277,883
Common stock issued upon exercise of stock options	—	—	855	—	6,048	—	—	—	6,048
Compensation in connection with stock options granted to consultants	—	—	—	—	605	—	—	—	605
Shares issued associated with acquisition of Bradford Particle Design, Ltd.	—	—	3,752	—	125,576	—	—	—	125,576
Shares issued associated with acquisition of Shearwater Corporation	—	—	3,113	—	114,240	—	—	—	114,240
Reversal of deferred compensation due to terminations	—	—	—	—	(23)	23	—	—	—
Amortization of deferred compensation	—	—	—	—	—	881	—	—	881
Other comprehensive income/(loss)	—	—	—	—	—	—	(4,912)	—	(4,912)
Net loss	—	—	—	—	—	—	—	(250,008)	(250,008)
Comprehensive loss									(254,920)
Balance at December 31, 2001	—	—	55,094	5	712,039	(923)	1,069	(441,877)	270,313
Common stock issued upon exercise of stock options	—	—	198	1	440	—	—	—	441
Preferred stock purchased by Enzon, Inc.	40	40,000	—	—	—	—	—	—	40,000
Compensation in connection with stock options granted to consultants	—	—	—	—	306	—	—	—	306
Compensation in connection with employee severence due to modification of stock options	—	—	—	—	95	—	—	—	95
Shares issued for retirement plans	—	—	121	—	960	—	—	—	960
Shares issued for services rendered	—	—	140	—	975	—	—	—	975
Reversal of deferred compensation due to terminations	—	—	—	—	(135)	135	—	—	—
Amortization of deferred compensation	—	—	—	—	—	549	—	—	549
Other comprehensive income/(loss)	—	—	—	—	—	—	599	—	599
Net loss	—	—	—	—	—	—	—	(107,468)	(107,468)
Comprehensive loss									(106,869)
Balance at December 31, 2002	40	$ 40,000	55,553	$ 6	$714,680	$ (239)	$ 1,668	$(549,345)	$206,770

See accompanying notes.

Consolidated Statements Of Cash Flows

Increase/(Decrease) in Cash and Cash Equivalents

	Years Ended December 31,		
(in thousands)	2002	2001	2000
Cash flows used in operating activities:			
Net loss	$(107,468)	$(250,008)	$ (97,403)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	12,645	12,648	7,240
Amortization of other intangible assets	4,507	3,012	453
Amortization of goodwill	—	22,478	312
Amortization of debt issuance costs	1,268	1,366	1,254
Amortization of deferred compensation	549	881	865
Non cash compensation for employee retirement plans	960	—	—
Stock-based compensation for employee severence	95	—	—
Stock-based compensation for services rendered	1,281	604	5,096
Debt conversion premiums, net	—	—	40,687
Purchased in-process research and development	—	146,260	2,292
Gain on sale of assets	—	—	(159)
Loss on impairment of marketable equity securities	721	3,948	—
Changes in assets and liabilities:			
(Increase)/decrease in accounts receivable, other current assets, and other assets	1,725	(4,238)	(964)
Increase in accounts payable and other accrued liablities	2,768	2,261	4,483
Increase in deferred revenue	5,974	10,014	102
Net cash used in operating activities	(74,975)	(50,774)	(35,742)
Cash flows from investing activities:			
Purchases of short-term investments	(280,650)	(491,725)	(462,278)
Sales of short-term investments	117,804	157,514	13,643
Maturities of short-term investments	216,007	373,546	206,261
Acquisition of Shearwater, net of cash acquired and purchase price adjustments	3,443	(67,246)	—
Acquisition of Bradford, net of cash acquired	—	(14,805)	—
Acquisition of technology	—	—	(2,292)
Disposal of property and equipment	39	—	—
Purchases of property and equipment	(16,327)	(34,321)	(53,850)
Other investing activity	—	—	(1,232)
Net cash provided by/(used in) investing activities	40,316	(77,037)	(299,748)
Cash flows from financing activities:			
Proceeds from loan and capital lease financing	1,146	17,653	16,246
Payments of loan and capital lease obligations	(2,863)	(1,089)	(50)
Payment of debt conversion incentives	—	—	(40,687)
Issuance of convertible subordinated debentures and notes, net	—	—	445,241
Issuance of preferred stock	40,000	—	—
Issuance of common stock, net of issuance costs	441	6,049	17,322
Net cash provided by financing activities	38,724	22,613	438,072
Net increase/(decrease) in cash and cash equivalents	4,065	(105,198)	102,582
Cash and cash equivalents at beginning of period	30,814	136,012	33,430
Cash and cash equivalents at end of period	$ 34,879	$ 30,814	$ 136,012

See accompanying notes.

Notes to Consolidated Financial Statements

December 31, 2002

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation On January 15, 2003 we changed our name from Inhale Therapeutic Systems, Inc. to Nektar Therapeutics. We believe our new name better reflects our broadened capabilities and approach to drug delivery. Our new corporate identity represents the integration of our three proprietary technology platforms developed through our internal research and development efforts as well as our acquisitions of Shearwater Corporation (now referred to as Nektar AL) and Bradford Particle Design, Ltd. (now referred to as Nektar UK).

We are working to become one of the world's leading drug delivery products based companies by providing a portfolio of technologies and expertise that will enable us and our pharmaceutical partners to improve drug performance throughout the drug development process. We are focused on three main technologies: Nektar Molecule Engineering, Nektar Particle Engineering and Nektar Delivery Solutions.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Principles of Consolidation Our consolidated financial statements include the financial statements of our subsidiaries: Nektar Therapeutics AL, Corporation ("Nektar AL"), formerly Shearwater Corporation ("Shearwater"); Nektar Therapeutics UK, Ltd. ("Nektar UK"), formerly Bradford Particle Design Ltd. ("Bradford"); Inhale Therapeutic Systems Deutschland Gmbh ("Inhale Germany"); and Inhale Therapeutic Systems, U.K. Limited ("Inhale UK"), as well as the financial statements of a real estate partnership lessor.

Our consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects consolidated balance sheet in accumulated other comprehensive gain/loss of the stockholders' equity section. To date such cumulative translation adjustments have not been material to our consolidated financial position.

Significant Concentrations Cash equivalents and short-term investments are financial instruments that potentially subject us to concentration of risk to the extent of the amounts recorded in the consolidated balance sheet. We limit our concentration of risk by diversifying our investment amount among a variety of industries and issuers. Our professional portfolio managers adhere to this investment policy as approved by our Board of Directors.

Our account receivable balance contains trade receivables from product sales and collaborative research agreements. At December 31, 2002, two partners each represented over 10% of our accounts receivable and no one partner had a balance greater than 10% of accounts receivable at December 31, 2001. We have not experienced significant credit losses from our accounts receivable or collaborative research agreements, and none are currently expected. We perform a regular review of our customer's activity and associate credit risks and do not require collateral from our customers.

In addition, we are dependent on our partners, vendors and contract manufacturers to provide raw materials, drugs and devices of appropriate quality and reliability and to meet applicable regulatory requirements. Consequently, in the event that supplies are delayed or interrupted for any reason, our ability to develop our products could be impaired, which could have a material adverse effect on our business, financial condition and results of operation.

We are dependent on Pfizer as the source of a significant proportion of our revenue. Contract research revenue from Pfizer represented 59%, 66% and 69% of our revenue for the years ended December 31, 2002, 2001 and 2000. Since Pfizer advances the costs of research at the beginning of each quarter, they are not a component of our accounts receivable at December 31, 2002. The termination of this collaboration could have a material adverse effect on our financial position and results of operations.

Should the Pfizer collaboration be discontinued prior to the launch of inhaleable insulin, we will need to find alternative funding sources to replace the collaborative revenue and will need to reassess the realizability of assets capitalized. Additionally, we may have contingent payments to our contract manufacturers to reimburse them for their capital outlay to the extent that they cannot re-deploy their assets and may incur additional liabilities.

Recent Accounting Pronouncements In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a significant impact on our financial position or results of operation.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, and provides new disclosure requirements regarding indemnification provisions, including indemnification provisions typically included in a license arrangement. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and that the company must disclose that information in its financial statements. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 (See Note 10). We do not expect the implementation of FIN 45 to have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 and Accounting Principles Board ("APB") Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method. The Statement's amendment of the transition and annual disclosure requirement of SFAS 123 are effective for the fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We do not expect the adoption of SFAS 148 to have a material effect on our financial conditions and results of operations. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employee, to account for employee stock options.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provision of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2000, we entered into a build-to-suit lease transaction with a real estate partnership to finance and manage construction of our San Carlos research and office facility. We have fully consolidated this entity in the consolidated financial statements of Nektar Therapeutics since inception. Accordingly, we do not expect the adoption of FIN 46 to have a significant impact on our financial condition or results of operations.

Cash, Cash Equivalents and Investments We consider all highly liquid investments with a maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits held in banks, interest bearing money market funds and repurchase agreements. All other investments are classified as short-term investments. Short-term investments consist of federal and municipal government securities, corporate bonds and commercial paper with A1 or P1 short-term ratings and A+ or better long-term ratings with remaining maturities at date of purchase of greater than 90 days and less than two years.

At December 31, 2002, all investments are designated as available-for-sale and are carried at fair value, with unrealized gains and losses reported in stockholders' equity as accumulated other comprehensive income/(loss). The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Inventories Inventories are included in other current assets on the balance sheet and consist primarily of raw materials, work-in-process and finished goods of our Nektar AL location. Inventories are stated at the lower of cost (first-in, first-out method) or market, and consists of the following (in thousands):

	December 31,	
	2002	2001
Raw material	$ 2,825	$ 1,805
Work-in-process	228	513
Finished goods	3,256	883
	$ 6,309	$ 3,201

Property and Equipment Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Laboratory and other equipment are depreciated using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements and buildings, which are subject to the terms of a build-to-suit lease, are depreciated using the straight-line method over the shorter of the estimated useful life or the remaining term of the lease.

Goodwill On January 1, 2002, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we stopped the periodic amortization of goodwill and adopted a new policy for measuring goodwill for impairment. No impairment of goodwill was recognized in connection with the adoption of this new policy. We currently operate as a single reporting unit and all of our goodwill is associated with the entire company. Under our new policy, goodwill is tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value below our carrying value. Goodwill is tested for impairment using a two-step approach. The first step is to compare our fair value to our carrying amount, including goodwill. If the fair value is greater than the carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value is less than the carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any. The second step of the impairment test is to compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value is allocated to all of the assets and liabilities (including any unrecognized intangible assets) as if they had been acquired in a business combination and the fair value was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill.

In conjunction with the implementation of SFAS 142 we performed an impairment test of goodwill as of January 1, 2002, which did not result in an impairment charge upon adoption. We performed the annual test as of October 1, 2002, which did not result in an impairment charge. We will perform this annual test on October 1 of future years or more frequently if indicators of potential impairment exist.

Assembled workforce is comprised of all skilled employees and includes the estimated cost to replace existing employees, including recruiting and training costs and loss of productivity costs. Through December 31, 2001, we amortized assembled workforce on a straight-line basis over three years. Effective January 1, 2002, consistent with the new business combination accounting rules, assembled workforce was reclassified to goodwill and is subject to the same impairment assessment annually.

A reconciliation of previously reported net loss and net loss per share to the amounts adjusted for the exclusion of goodwill amortization as if we had adopted SFAS 142 on January 1, 2000, is as follows (in thousands, except per share information):

	Years Ended December 31,		
	2002	2001	2000
Reported net loss	$(107,468)	$(250,008)	$ (97,403)
Add back: goodwill amortization	—	21,886	312
Add back: assembled workforce amortization	—	592	—
Adjusted net loss	$(107,468)	$(227,528)	$ (97,091)
Basic and diluted net loss per share			
Reported net loss	$ (1.94)	$ (4.71)	$ (2.32)
Add back: goodwill amortization	—	0.41	0.01
Add back: assembled workforce amortization	—	0.01	—
Adjusted net loss	$ (1.94)	$ (4.29)	$ (2.31)

Other Intangible Assets Acquired technology and other intangible assets with definite useful lives are amortized on a straight-line basis over a period of five years. Intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. Other intangible assets include proprietary technology, intellectual property, and supplier and customer relationships acquired from third parties or in business combinations. The following intangible assets were acquired in connection with our acquisitions: core technology, developed product technology, intellectual property, and supplier and customer relations.

Core technology is based on developed technology or components of developed technologies that have a value as a basis of the platform upon which future development can be profitably exploited. We are amortizing the value assigned to core technology on a straight-line basis over an average estimated life of five years.

Developed product technology is based on proprietary know-how that is technologically feasible. We are amortizing the value assigned to developed product technology on a straight-line basis over an average estimated life of five years.

Intellectual property is recognized for the intrinsic value of our or our subsidiaries' name and products in the marketplace. We are amortizing the value assigned on a straight-line basis over an average estimated life of five years.

Supplier and customer relations are based on historical costs incurred and is comprised of management's estimation of resources that have been devoted to the development of relationships with key customers. We are amortizing the value assigned to customer relationships on a straight-line basis over an average estimated life of five years.

We periodically evaluate whether changes have occurred that would require revision of the remaining estimated useful lives of these assets or otherwise render the assets unrecoverable. If such an event occurred, we would determine whether the other intangibles are impaired. To date, no such impairment losses have been recorded.

Comprehensive Gain/Loss Comprehensive loss is comprised of net loss and other comprehensive gain/loss for the years ended December 31, 2002 and 2001. Other comprehensive gain included unrealized gains/losses on available-for-sale securities, translation adjustments, unrealized losses related to our investment in Alliance and unrealized gains/losses on available-for-sale securities using the specific identification method. The comprehensive loss consists of the following components (in thousands):

	Years Ended December 31,	
	2002	2001
Net loss	$(107,468)	$(250,008)
Changes in net unrealized gains/(losses) on available-for-sale securities	(195)	(8,702)
Net unrealized loss reclassified into earnings	241	3,948
Translation adjustment	553	(158)
Comprehensive loss	$(106,869)	$(254,920)

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2002	2001
Unrealized gains on available-for-sale securities	$ 1,273	$ 1,227
Translation adjustment	395	(158)
Total accumulated other comprehensive income	$ 1,668	$ 1,069

Stock-Based Compensation We apply the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for those plans. Under this opinion, no stock-based employee compensation expense is charged for options that were grated at an exercise price that was equal to the market value of the underlying Common Stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if we had accounted for our employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	3.8%	4.8%	6.4%
Dividend yield	0.0%	0.0%	0.0%
Volatility Factor	0.743	0.725	0.688
Weighted average expected life	5 years	5 years	5 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee and director stock options. However, we have presented the pro forma net loss and pro forma basic and diluted net loss per common share using the assumptions noted above.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands, except per share information):

	Years Ended December 31,		
	2002	2001	2000
Net loss, as reported	$(107,468)	$(250,008)	$ (97,403)
Add: stock-based employee compensation included in reported net loss	644	881	865
Deduct: total stock-based employee compensation expense determined under fair value methods for all awards	(35,605)	(58,758)	(25,586)
Pro forma net loss	$(142,429)	$(307,885)	$(122,124)
Earnings per share			
Basic and diluted, as reported	$ (1.94)	$ (4.71)	$ (2.32)
Basic and diluted, pro forma	$ (2.58)	$ (5.79)	$ (2.91)

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is re-measured as the underlying options vest.

Revenue Recognition Contract revenue from collaborative research agreements is recorded when earned based on the performance requirements of the contract. Revenue from non-refundable upfront license fees and certain guaranteed payments where we continue involvement through collaborative development are deferred and recognized as revenue over the period of continuing involvement. Payments received from milestone achievements are deferred and recorded as revenue over the next period of continued development. Revenue from grants and feasibility arrangements are recognized as the related costs are incurred. Our research revenue is derived primarily from clients in the pharmaceutical industry and consists of reimbursement of development costs, reimbursement of certain expenses, payment of clinical supplies and amortization of milestones. Contract research revenue from three partners represented 59%, 9% and 4% of our revenue in 2002. Three partners accounted for 66%, 10% and 5% of our revenue in 2001 and 69%, 13% and 9% of our revenue in 2000. Costs of contract research revenue approximate such revenue and are included in research and development expenses.

Product sales are recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts.

Research and Development Research and development costs are expensed as incurred and include salaries, benefits, and other operating costs. We perform research and development for others pursuant to feasibility agreements and development and license agreements. Under these feasibility agreements, we are generally reimbursed for the cost of work performed. Feasibility agreements are designed to evaluate the applicability of our technologies to a particular molecule and therefore are generally completed in less than one year. Under our development and license agreements, products developed using our technologies are commercialized with a collaborative partner. Under these development agreements, we may be reimbursed for development costs, may also be entitled to milestone payments when and if certain development milestones are achieved and are compensated for the manufacture and supply of clinical and commercial product. All of our research and development agreements are generally cancelable by the partner without significant financial penalty.

Segment Reporting We report segments in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 requires the use of a management approach in identifying segments of an enterprise. We are organized and operate as one operating segment.

Our research revenue is derived primarily from clients in the pharmaceutical and biotechnology industries. Contract research revenue from one partner represented 59%, 66% and 69% of our revenue for the years ended December 31, 2002, 2001 and 2000, respectively. Product sales relate to sale of our manufactured PEGylated products by Nektar AL.

Our accounts receivable balance contains trade receivables from product sales and collaborative research agreements. At December 31, 2002, two partners each represented more than 10% of our accounts receivable and no one partner had a balance greater than 10% of accounts receivable at December 31, 2001.

Net Loss Per Share In accordance with SFAS No. 128, basic and diluted net loss per share have been computed using the weighted average number of shares of Common Stock outstanding during the period, less shares subject to repurchase. Had we been in a net income position, diluted earnings per share would have included the following outstanding options, warrants and convertible debentures and notes (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Warrants	56	56	56
Options	14,742	14,672	10,064
Convertible preferred stock	1,755	—	—
Convertible debentures and notes	6,644	6,644	6,644
	23,197	21,372	16,764

Accounting for Income Taxes We account for income taxes under SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, the liability method is used in accounting for income taxes.

Note 2. Cash and Available-For-Sale Securities

The following is a summary of operating cash and available-for-sale securities as of December 31, 2002 (in thousands):

	Amortized Cost	Net Unrealized Gains	Estimated Fair Value
Obligations of U.S. government agencies	$ 110,549	$ 539	$ 111,088
U.S. corporate commercial paper	112,657	678	113,335
Repurchase agreements, secured by U.S. Government securities	—	—	—
Cash and other debt securities	69,490	56	69,546
Equity securities	—	—	—
	$ 292,696	$ 1,273	$ 293,969
Amounts included in cash and cash equivalents	$ 34,879	$ —	$ 34,879
Amounts included in short-term investments	257,817	1,273	259,090
Amounts included in marketable equity securities	—	—	—
	$ 292,696	$ 1,273	$ 293,969

The following is a summary of operating cash and available-for-sale securities as of December 31, 2001 (in thousands):

	Amortized Cost	Net Unrealized Gains	Estimated Fair Value
Obligations of U.S. government agencies	$ 138,394	$ 622	$ 139,016
U.S. corporate commercial paper	170,880	618	171,498
Repurchase agreements, secured by U.S. Government securities	5,315	—	5,315
Cash and other debt securities	28,540	(13)	28,527
Equity securities	721	—	721
	$ 343,850	$ 1,227	$ 345,077
Amounts included in cash and cash equivalents	$ 30,814	$ —	$ 30,814
Amounts included in short-term investments	312,315	1,227	313,542
Amounts included in marketable equity securities	721	—	721
	$ 343,850	$ 1,227	$ 345,077

We determine the estimated fair value amounts by using available market information. The gross realized losses and gains on the sale of available-for-sale debt securities during the years ended December 31, 2002 and 2001 were not material. At December 31, 2002 and 2001, the average portfolio duration was approximately one year and nine months, respectively, and the contractual maturity of any single investment did not exceed twenty-four months at December 31, 2002 and 2001. The gross unrealized gains on available for sale securities at December 31, 2002 and 2001 amounted to approximately $1.3 million and $3.0 million, respectively.

We own Common Stock of Alliance Pharmaceutical Corp., which we account for as an available-for-sale long-term marketable equity security. There were no restrictions on the sale of our Alliance stock at December 31, 2002 or 2001. In 2002, we determined this equity investment to be permanently impaired and a $0.7 million loss was recorded. In 2001, our equity investment in Alliance was determined to be impaired and a loss on investment of $3.9 million was recorded. At December 31, 2002, the carrying value of this investment was zero.

Note 3. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,	
	2002	2001
Laboratory and other equipment	$ 57,783	$ 45,819
Building and leasehold improvements	82,189	80,633
Land	7,817	7,817
Construction in-progress and other assets not placed in service	45,992	46,049
Property and equipment at cost	193,781	180,318
Less accumulated amortization and depreciation	(50,329)	(37,966)
Property and equipment, net	$ 143,452	$ 142,352

At December 31, 2002 and 2001, building and leasehold improvements included $29.4 million and $28.6 million, respectively, related to a build-to-suit lease with a real estate partnership. Accumulated depreciation of the building under lease was approximately $4.3 million and $1.9 million in the years ended December 31, 2002 and 2001, respectively. In relation to construction in-progress, interest amounting to $1.3 million was capitalized during the year ended December 31, 2001 (nil in the year ended December 31, 2002). Construction in-progress includes assets associated with the scale-up of our commercial manufacturing operations. Depreciation expenses for the years ended December 31, 2002, 2001 and 2000 were $12.6 million, $12.6 million and $7.2 million, respectively.

We have expensed certain plant design, engineering and validation costs based on our evaluation that it is unclear whether such costs are ultimately recoverable.

Note 4. Significant Collaborative Research and Development and Product Agreements

We perform research and development for others pursuant to feasibility agreements and collaborative development and license agreements. Under the feasibility agreements, we are generally reimbursed for the cost of work performed. Under our development and license agreements, we may be reimbursed for development costs and may also be entitled to milestone payments when and if certain development milestones are achieved. All of our research and development agreements are generally cancelable by our partners without significant financial penalty to the partner.

In July 2002, we announced a collaboration with Chiron Corporation. Based on feasibility work completed by us, we will develop under this collaboration an inhaleable powdered version of PA2794, a proprietary Chiron antibiotic from a class commonly used to treat pulmonary infections. We recognized $1.6 million in revenues in the year ended December 31, 2002 related to this collaboration.

In November 2001, we entered into a collaboration with Chiron to develop a next-generation inhaleable formulation of tobramycin for the treatment of *Pseudomonas aeruginosa* in cystic fibrosis patients and to explore the development of other inhaled antibiotics using our pulmonary delivery system. We recognized $5.9 million in revenue in the year ended December 31, 2002 related to this collaboration.

We are party to a license, manufacturing and supply agreement with Sensus Drug Development Corporation for the PEGylation of Somavert® (pegvisomant for injection), a human growth hormone receptor antagonist. The agreement, originally executed in April 2000, provides us with milestone payments, rights to manufacture the PEG reagent and a share of future revenues. Somavert® has been approved for marketing in Europe for the treatment of certain patients with acromegaly. In March 2001, Sensus was acquired by Pharmacia Corp. In 2002 and 2001, Pharmacia accounted for approximately $3.3 million and approximately $1.3 million, respectively, of our product sales.

We are party to a license, manufacturing and supply agreement originally executed in November 1998 with F. Hoffmann-La Roche Ltd. whereby we license to Roche the PEG reagent used in Roche's PEGASYS® product for the treatment of chronic hepatitis C. This agreement provides us with milestone payments, rights to manufacture the PEG reagent and a share of future revenues related to the PEGASYS product. A subsequent agreement with Roche related to further collaborative work on PEGASYS was entered into in April 1999 to develop a PEGylated interferon alpha-2a product. PEGASYS was filed for approval with the FDA for a hepatitis C indication on May 22, 2000. In December 2002, the FDA approved the combination therapy with Pegasys and Copegus™ for the treatment of adults with chronic hepatitis C who have compensated liver disease and have not previously been treated with interferon alpha. In 2002 and 2001, Roche accounted for approximately $3.4 million and approximately $1.2 million, respectively, of our product sales.

In December 1996, we entered into a collaborative agreement with Aventis Behring L.L.C. to develop a pulmonary formulation of alpha-1 proteinase inhibitor to treat patients with alpha-1 antitrypsin deficiency, or genetic emphysema. Under the terms of the collaboration, Aventis Behring will receive commercialization rights worldwide excluding Japan and we could receive royalties on product sales, an up-front signing fee and research and development funding and milestone payments. Aventis Behring will manufacture the active pharmaceutical ingredient for use in our delivery device. We will manufacture and package the dry powder and supply inhalation devices to Aventis Behring for commercialization and marketing. Under this agreement, we recognized revenue of approximately $3.5 million, approximately $7.8 million, and approximately $6.8 million in 2002, 2001 and 2000, respectively.

We are party to a license, manufacturing and supply agreement with Amgen Inc., originally executed in July 1995, to supply its proprietary 20kDa PEG derivative, which is utilized in the manufacture of pegfilgrastim for Amgen's Neulasta™. This product is indicated for decreasing the incidence of infection, as manifest by febrile neutropenia in patients with non-myeloid malignancies receiving myelosuppresive anti-cancer drugs. The FDA approved Neulasta™ for marketing in the United States in late January 2002. Under this agreement, we recognized product sales revenue of approximately $2.9 million and approximately $0.5 million in 2002 and 2001, respectively.

In January 1995, we entered into a collaborative development and license agreement with Pfizer Inc. to develop inhaleable insulin (the Exubera product) based on our pulmonary delivery system for macromolecules. Under the terms of the agreement, we receive funding consisting of initial fees, contract research and development funding and progress payments. Upon execution of the agreement Pfizer purchased $5.0 million of our Common Stock. In addition, in October 1996, Pfizer purchased an additional $5.0 million of our Common Stock. Pfizer has global commercialization rights for the Exubera product while we receive royalties on sales of commercialized products. We will manufacture inhaleable insulin for, and supply pulmonary inhaler devices to Pfizer. Under this agreement we recognized revenue of approximately $56.1 million, approximately $51.0 million and approximately $35.7 million in 2002, 2001 and 2000, respectively. In October 2002, Pfizer announced that they will complete additional long-term studies for Exubera and they are continuing their discussion with regulatory agencies regarding the timing and requirements for a New Drug Application, or NDA for approval of Exubera. Pfizer has indicated it would not file the NDA for approval of Exubera in 2003.

Costs associated with research and development activities attributable to these agreements have approximated the revenues recognized. Cost associated with product agreements are recorded as costs of goods sold.

Note 5. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill is as follows (in thousands):

	December 31, 2002
Beginning balance	$ 133,856
Other purchase price adjustment	(293)
Income tax refunds related to our acquisition of Nektar AL	(3,443)
Ending balance	$ 130,120

Effective January 1, 2002, consistent with the new business combination accounting rules, assembled workforce of $2.3 million was reclassified to goodwill and is subject to the same impairment assessment annually, this is reflected in the December 31, 2001 balance sheet.

The components of our other intangible assets as December 31, 2002, are as follows (in thousands, except for years):

	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net
Core technology	5	$ 8,100	$ 2,430	$ 5,670
Developed product technology	5	2,900	870	2,030
Intellectual property	5-7	7,301	2,943	4,358
Supplier and customer relations	5	5,140	1,728	3,412
		$ 23,441	$ 7,971	$ 15,470

Amortization expense related to other intangible assets totaled $4.5 million and $3.0 million for the years ended December 31, 2002 and 2001. The following table shows expected future amortization expense for other intangible assets until they are fully amortized (in thousands):

For the Year Ending December 31,	
2003	$ 4,507
2004	4,507
2005	4,507
2006	1,949
	$ 15,470

Note 6. Acquisitions

In June 2001, we completed the acquisition of Shearwater and paid a total consideration of $192.2 million in cash and stock (including assumption of outstanding options to acquire Shearwater common stock) for a 100% interest in Shearwater. The acquisition was accounted for under the purchase method of accounting and the results of Shearwater's operations from the date of acquisition have been included in the consolidated statement of operations. In connection with the acquisition, we recorded goodwill and other intangible assets of approximately $94.6 million and recorded an $83.6 million purchased in-process research and development charge. At the date of the acquisition, we concluded that the IPR&D technology had no alternative future use and did not qualify for capitalization. The cost to acquire Shearwater has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. Shearwater Corporation was renamed Nektar Therapeutics AL, Corporation in January 2003.

In January 2001, we acquired all of the outstanding share capital of Bradford Particle Design in exchange for approximately 3.75 million newly issued shares of our common stock and approximately $20.4 million in cash. The acquisition was accounted for under the purchase method of accounting and the results of Bradford Particle Design's operations from the date of acquisition have been included in the consolidated statement of operations. Of the total purchase consideration of $152.1 million, $89.4 million was allocated to the assets acquired based on their fair value on the date of acquisition, including $80.1 million in goodwill and other intangible assets and estimated acquisitions costs of $4.0 million. Approximately $62.7 million of the purchase price was allocated to IPR&D, which was charged to expense. At the date of the acquisition, we concluded that the IPR&D technology had no alternative future use and did not qualify for capitalization. Bradford Particle Design was renamed Nektar Therapeutics UK, LTD in January 2003.

IPR&D represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. During the year ended December 31, 2001, we recognized a total purchased IPR&D charge of approximately $146.3 million upon consummation of both acquisitions (nil for the year ended December 31, 2002).

Other Purchased Technology In 2000, we recorded a $2.3 million charge for acquired IPR&D. The acquisition was recorded as a purchase and $2.3 million of the purchase price was allocated to IPR&D, which was immediately expensed. At the date of the acquisition, the in-process technology had no alternative future use and did not qualify for capitalization.

Note 7. Deposits and Other Assets

Deposits and other assets consist of the following (in thousands) at:

	December 31,	
	2002	2001
Debt issuance costs, net	$ 5,945	$ 7,213
Deposits and other assets	662	2,281
Total deposits and other assets	$ 6,607	$ 9,494

Debt issuance costs are associated with our outstanding series of convertible subordinated debentures and notes (See Note 8) and are amortized over the term of the related debt.

Note 8. Convertible Subordinated Notes & Debentures

In October 2000, we received approximately $222.8 million in net proceeds from the issuance of $230.0 million aggregate principal amount of convertible subordinated notes to certain qualified institutional buyers pursuant to an exemption under the Rule 144A of the 1933 Act. Interest on the notes accrues at a rate of 3.5% per year, subject to adjustment in certain circumstances. The notes will mature in October 2007 and are convertible into shares of our Common Stock at a conversion price of $50.46 per share, subject to adjustment under certain circumstances. The notes are redeemable in part or in total at any time before October 17, 2003 at $1,000 per $1,000 principal amount plus a provisional redemption exchange premium, payable in cash or shares of Common Stock, of $105.00 per $1,000 principal mount, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our Common Stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. The notes are also redeemable in part or in total at any time after October 17, 2003 at certain redemption prices dependent upon the date of redemption if the closing price of our Common Stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. Interest is payable semi-annually on April 17 and October 17. The notes are unsecured obligations, which rank junior in right of payment to all of our existing and future senior debt. At December 31, 2002, $230.0 million of these 3.5% convertible subordinated notes remain outstanding.

In February 2000, we received approximately $222.4 million in net proceeds from the issuance of $230.0 million aggregate principal amount of convertible subordinated notes to certain qualified institutional buyers pursuant to an exemption under Rule 144A of the 1933 Act. Interest on the notes accrues at a rate of 5.0% per year, subject to adjustment in certain circumstances. The notes will mature in February 2007 and are convertible into shares of our Common Stock at a conversion price of $38.355 per share, subject to adjustment in certain circumstances.The notes are redeemable in part or in total at any time before February 8, 2003 at an exchange premium of $137.93 per $1,000 principal amount, less any interest actually paid on the notes before the call for redemption, if the closing price of our Common Stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. We can redeem some or all of the notes at any time after February 8, 2003, depending on the date of the redemption. Interest is payable semi-annually on August 8 and February 8. The notes are unsecured subordinated obligations, which rank junior in right of payment to all of our existing and future Senior Debt. In October 2000, we also entered into privately negotiated agreements with certain holders of our outstanding 5.0% convertible subordinated notes due February 2007 and sold in February 2000 providing for the conversion of our notes into Common Stock in exchange for a cash payment. To date, we have secured agreements that provided for the conversion of $168.6 million aggregate principal amount of these outstanding 5.0% convertible subordinated notes into approximately 4.4 million shares of Common Stock for cash payments of approximately $25.5 million. Approximately $61.4 million of these 5.0% convertible subordinated notes remain outstanding at December 31, 2002.

Also in February 2000, we entered into privately negotiated agreements with certain holders of our outstanding 6.75% convertible subordinated debentures sold in October and November 1999, providing for the conversion of approximately $100.7 million aggregate principal amount of the outstanding debentures into approximately 6.3 million shares of Common Stock for net payments of approximately $15.2 million. These debentures will mature in October 2006 and are convertible into shares of our Common Stock at a conversion price of $16.01 per share, subject to adjustment in certain circumstances. The debentures are redeemable in part or in total at our option on or after October 13, 2002. Interest is payable semi-annually on April 13 and October 13. The debentures are unsecured subordinated obligations, which rank junior in right of payment to all of our existing and future senior debt. Approximately $7.8 million of these 6.75% convertible subordinated debentures remain outstanding at December 31, 2002.

Costs relating to the issuances of these notes and debentures are recorded as long-term assets and are amortized over the term of the debt. As of December 31, 2002 and 2001 we had approximately $299.1 million in outstanding convertible subordinated notes and debentures with a fair market value of approximately $168.4 million and $204.5 million, respectively. The fair market was obtained through quoted market prices.

Note 9. Commitments, Long-term Debt and Tenant Improvement Loan

Facilities Lease & Financing We lease our office and laboratory facilities under several arrangements expiring through the year 2016. Rent expense was approximately $3.1 million, $2.5 million and $3.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In 2002, we paid $0.3 million as rent for a facility in Alabama to Shearwater Polymers, LLC, of which J. Milton Harris is a member. J. Milton Harris is a Section 16 officer in our company. The rent reflects the fair market rate in the geographic area.

In November 1997, we received from the landlord of our facility in San Carlos, California a loan of $5.0 million to fund a portion of the cost of improvements made to the facility. The loan bears interest at 9.46% per annum, and principal and interest payments are payable monthly over the ten-year loan term with a balloon payment of $4.5 million due in November 2007. In October 2002, we renegotiated the terms of this agreement. As a result, we made a $1.5 million principal payment and reduced the interest rate by 1.5%. The loan now bears an interest rate of 7.96% per annum, and principal and interest payments are payable monthly over the original ten-year loan term with a balloon payment of $3.2 million due in November 2007.

Future non-cancelable commitments under operating leases and the tenant improvement loan at December 31, 2002 are as follows (in thousands):

Years Ending December 31,	Operating Leases	Tenant Improvement Loan
2003	$ 2,815	$ 291
2004	2,717	291
2005	2,760	291
2006	2,807	291
2007	2,876	3,413
2008 and thereafter	12,567	—
Total minimum payments required	$ 26,542	$ 4,577
Less amount representing interest		(1,266)
Present value of future payments		3,311
Less current portion		(28)
Non-current portion		$ 3,283

Build-to-Suit Lease In October 2000, we entered into a build-to-suit lease transaction with a real estate partnership to finance and manage construction of our San Carlos research and office facility. We contributed land and existing construction in progress to the real estate partnership and lease the research and office facility for a period of 16 years through 2016. In addition, all costs related to the construction paid by us prior to the October transaction were reimbursed to us. Due to our continuing involvement in the real estate partnership and other provisions of the agreement, the real estate partnership is consolidated in our financial statements as a capital lease obligation.

The total committed future minimum lease payments under the terms of this lease agreement are as follows (in thousands):

Years Ending December 31,	
2003	$ 5,628
2004	5,741
2005	5,855
2006	5,973
2007	6,092
2008 and thereafter	58,766
Total minimum payments required	88,055
Less amount representing interest	(42,141)
Present value of future payments	$ 45,914

We have recorded a total liability of $32.9 million and $32.7 million relating to this build-to-suit lease as of December 31, 2002 and 2001, respectively, which represents the present value of future minimum payments for the construction completed net of payments on the lease.

Note 10. Commitments and Contingencies

On August 30, 2002, a complaint was filed by David F. Kachensky in the Circuit Court of Madison County, Alabama, against J. Milton Harris, James R. Hudson, Jr., Shearwater Corporation and Nektar Therapeutics AL, Corporation, as the successor corporation to Shearwater. Dr. Harris is the president of our Nektar Therapeutics AL, Corporation Among other things, the Complaint alleges that the Defendants breached an agreement allegedly entered into by and between certain of the defendants and the plaintiff prior to our acquisition of Shearwater, whereby the defendants allegedly agreed, among other things, to convey to the plaintiff five percent (5%) of the capital stock of Shearwater outstanding as of December 1997 in exchange for certain work and consideration from plaintiff. The Complaint seeks damages in the amount of approximately $15 million. On October 7, 2002, the defendants filed answers to the Complaint denying the allegations and asserting affirmative defenses. Discovery is underway, and no trial date has been set. We have denied the allegations in the Complaint and intends to vigorously defend ourselves in the litigation, including filing motions for summary judgment. A mediation is scheduled in this matter for April 2, 2003.

From time to time, we may be involved in other lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonable estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us, as well as adequate provisions for any probably and estimable losses. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period. We believe that, given our current liquidity and cash and investment balances, even if we receive an adverse judgment with respect to litigation that we are currently a party to, such judgment would not have a material impact on cash and investments or liquidity.

The following is a summary of our agreements that we have determined are within the scope of FIN No. 45 which are specifically grandfathered because the guarantees were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2002, except as noted below.

Director and Officer Indemnifications As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that may limit our exposure and may enable us to recover a portion of any future amounts paid. Assuming the applicability of this coverage, the willingness of the insurer to assume coverage and subject to certain retention, loss limits and other policy provisions, we believe any obligations to our directors and officers are not material. However, no assurances can be given that the covering insurers will not attempt to dispute the validity, applicability or amount of coverage without expensive litigation against these insurer, in which case we may incur substantial liabilities as a result of these indemnification obligations.

Lease Restoration We have several operating leases for our facilities in multiple locations. In the event that we do not exercise our option to extend the term of the lease, we guarantee certain costs to restore the property to certain conditions in place at the time of lease. We believe the estimated fair value of this guarantee is minimal.

Strategic Alliance—Enzon In January 2002, we announced a broad strategic alliance with Enzon Pharmaceuticals, Inc that included a collaboration to develop three products using one of our particle engineering technologies. Under the terms of the agreement, we are responsible for the development of drug formulations for the agreed upon pharmaceutical agents. We are required to self-fund a portion of these costs. As of December 31, 2002, we are required to fund $16.1 million in the coming years without reimbursement for research and development expenses. To date these costs have been included in our research and development expenses. After our funding requirement has been met, Enzon will provide research and development funding as well as milestone payments as the program progresses through clinical testing.

Manufacturing and Supply Agreement with Contract Manufacturers In August 2000, we entered into a Manufacturing and Supply Agreement with our contract manufacturers to provide for the manufacturing of our pulmonary inhaler for Exubera. Under the terms of the Agreement, we may be obligated to reimburse the contract manufacturers for the actual unamortized and unrecovered portion of any equipment procured or facilities established and the interest accrued for their capital overlay in the event that Exubera does not gain FDA approval to the extent that the contract manufacturers cannot re-deploy the assets. While such payments may be significant, at the present time, it is not possible to estimate the loss that will occur should Exubera not be approved. We have also agreed to defend, indemnify and hold harmless the contract manufacturers from and against third party liability arising out of the agreement, including product liability and infringement of intellectual property. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities.

Security Agreement with Pfizer, Inc. In connection with the Collaboration, Development and License Agreement ("CDLA") dated January 18, 1995 that we entered into with Pfizer, Inc, for the development of the Exubera (inhaleable insulin) product, we entered into a Security Agreement pursuant to which our obligations under the CDLA and certain Manufacturing and Supply Agreements related to the manufacture and supply of powdered insulin and pulmonary inhaler devices for the delivery of powdered insulin, are secured. Our default under any of these agreements triggers Pfizer's rights with respect to property relating solely to, or used or which will be used solely in connection with, the development, manufacture, use and sale of Exubera including proceeds from the sale or other disposition of the property.

Collaboration Agreements for Pulmonary Products As part of our collaboration agreements with our partners for the development, manufacture and supply of products based on our pulmonary delivery system, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability and infringement of intellectual property. The term of these indemnification obligations is generally perpetual any time after execution of the agreement. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities.

License, Manufacturing and Supply Agreements for Products Based on our Advanced PEGylation Technology As part of our license, manufacturing and supply agreements with our partners for the development and/or manufacture and supply of PEG reagents based on our advanced PEGylation technology, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability and infringement of intellectual property. The term of these indemnification obligations is generally perpetual any time after execution of the agreement. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities.

Note 11. Stockholders' Equity

Preferred Stock We have authorized 10,000,000 shares of Preferred Stock, each share having a par value of $0.0001. Three million one hundred thousand (3,100,000) shares of Preferred Stock are designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") and forty thousand (40,000) shares of Preferred Stock are designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock").

Series A Preferred Stock On June 1, 2001 the Board of Directors approved the adoption of a Share Purchase Rights Plan (the "Plan"). Terms of the Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our Common Stock (the "Common Shares"). The Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors. The dividend distribution was payable on June 22, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a price of $225.00 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of Series A Preferred Stock has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

The Rights are not exercisable until the Distribution Date (as defined in the Certificate of Designation for the Series A Preferred Stock). The Rights will expire on June 1, 2011, unless the Rights are earlier redeemed or exchanged by us. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Stock would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount of consideration received per Common Share. Because of the nature of the Series A Preferred Stock dividend and liquidation rights, the value of one one-hundredth of a share of Series A Preferred Stock should approximate the value of one Common Share. The Series A Preferred Stock ranks junior to the Series B Preferred Stock and would rank junior to any other series of preferred stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

Series B Convertible Preferred Stock In connection with a strategic alliance with Enzon Pharmaceuticals, Inc., we entered into a Preferred Stock Purchase Agreement pursuant to which we sold to Enzon and Enzon purchased from us forty thousand (40,000) shares of non-voting Series B Preferred Stock at a purchase price of one thousand dollars ($1,000) per share for an aggregate purchase price of forty million dollars ($40,000,000). A Certificate of Designation filed with the Secretary of State of Delaware sets forth the rights, privileges and preferences of the Series B Preferred Stock. Pursuant to the Certificate of Designation, the Series B Preferred Stock does not have voting rights. The Series B Preferred Stock is convertible, in whole or in part, into that number of shares of our Common Stock (the "Conversion Shares") equal to the quotient of $1,000 per share divided by the Conversion Price. The "Conversion Price" shall initially be equal to $22.79 per share or 125% of the Closing Price and at no time can the Preferred Stock convert into shares of Common Stock at a discount to the Closing Price. The "Closing Price" equals $18.23 per share and was based upon the average of our closing bid prices as listed on the NASDAQ National Market for the twenty (20) trading days preceding the date of the closing of the transaction.

The Series B Preferred Stock is convertible at the option of the holder after the first anniversary of the original issuance of the Series B Preferred Stock (the "Original Issue Date") or, if earlier, upon a Change in Control (as defined in the Certificate of Designation). Except with respect to an automatic conversion as described below, the Conversion Price shall be equal to 125% of the Closing Price until the third anniversary of the Original Issue Date. Upon the third anniversary of the Original Issue Date, the Conversion Price shall be adjusted to be equal to either (i) the Closing Price, in the event that the average of the closing bid prices of our Common Stock as quoted on the NASDAQ National Market for the twenty (20) trading days preceding the third anniversary of the original issuance (the "Future Price") is less than or equal to the Closing Price; (ii) the Future Price (as defined above) if the Future Price is greater than the Closing Price but less than 125% of the Closing Price; or (iii) 125% of the Closing Price if the Future Price is equal to or greater than 125% of the Closing Price.

To the extent not previously converted, the Series B Preferred Stock will automatically convert into shares of our Common Stock, based on the then effective Conversion Price, upon the earliest of (i) the fourth anniversary of the Original Issue Date; (ii) immediately prior to an Asset Transfer or Acquisition (as defined in the Certificate of Designation); or (iii) with the consent of the holders of a majority of the then outstanding Series B Preferred Stock immediately prior to a liquidation, dissolution or winding up of Nektar. In the event of an automatic conversion pursuant to an asset transfer, acquisition or liquidation, the adjustment mechanism described above will be applied immediately prior to the automatic conversion.

In the event of our liquidation, dissolution or winding down, either voluntary or involuntary, following the payment of any distributions due the holders of any class of capital stock or series of preferred stock that ranks senior to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets or surplus funds to the holders of our Common Stock or any class of capital stock or series of preferred stock that does not rank senior to or on parity with the Series B Preferred Stock, an amount per share (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to the Series B Preferred Stock) equal to up to $1,000.

Employee Stock Purchase Plan In February 1994, our Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, 300,000 shares of Common Stock have been reserved for purchase by our employees pursuant to section 423(b) of the Internal Revenue Code of 1986. In May 2002, we amended and restated the Purchase Plan to increase the number of shares of Common Stock authorized for issuance under the Purchase Plan from a total of 300,000 shares to a total of 800,000 shares. Our stockholders approved this amendment in June 2002. As of December 31, 2002, no shares of Common Stock have been issued under the Purchase Plan.

Stock Option Plans The following table summarizes information, as of December 31, 2002, with respect to shares of our Common Stock that may be issued under the our existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [1]	4,749,878	$	16.16	1,450,990
Equity compensation plans not approved by security holders [2]	9,295,063	$	18.98	1,313,868
Total	14,044,941	$	18.02	2,764,858

(1) Does not include 800,000 shares reserved for our Employee Stock Purchase Plan

(2) Does not include options to purchase 62,317 shares assumed in connection with the acquisition of Bradford Particle Design Ltd (with a weighted-average exercise price of $7.46) and options to purchase 634,635 shares we assumed in connection with the acquisition of Shearwater Corporation (with a weighted-average exercise price of $0.03).

2000 Equity Incentive Plan Our 1994 Equity Incentive Plan was adopted by the Board of Directors on February 10, 1994 and was amended and restated in its entirety and renamed the "2000 Equity Incentive Plan" on April 19, 2000. The purpose of the 2000 Equity Incentive Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers, consultants and employee directors and to promote the success of our business. Pursuant to the 2000 Equity Incentive Plan, we may grant or issue incentive stock options to employees and officers and non-qualified stock options, rights to acquire restricted stock and stock bonuses to consultants, employees, officers and employee directors. Options granted to non-employees are recorded at fair value based on the fair value measurement criteria of FAS 123.

The maximum term of a stock option under the 2000 Equity Incentive Plan is ten years, but if the optionee at the time of grant has voting power of more than 10% of our outstanding capital stock, the maximum term of an incentive stock option is five years. The exercise price of incentive stock options granted under the 2000 Equity Incentive Plan must be at least equal to 100% (or 110% with respect to holders of more than 10% of the voting power of our outstanding capital stock) of the fair market value of the stock subject to the option on the date of the grant. The exercise price of non-qualified stock options, and the purchase price of rights to acquire restricted stock, granted under the 2000 Equity Incentive Plan are determined by the Board of Directors.

The Board may amend the 2000 Equity Incentive Plan at any time, although certain amendments would require stockholder approval. The 2000 Equity Incentive Plan will terminate on February 9, 2010 unless earlier terminated by the Board.

Non-Employee Directors' Stock Option Plan On February 10, 1994, our Board of Directors adopted the Non-Employee Directors' Stock Option Plan under which options to purchase up to 400,000 shares of our Common Stock at the then fair market value may be granted to our non-employee directors.

2000 Non-Officer Equity Incentive Plan Our 1998 Non-Officer Equity Incentive Plan was adopted by the Board of Directors on August 18, 1998 and was amended and restated in its entirety and renamed the "2000 Non-officer Equity Incentive Plan" on June 6, 2000 (the "2000 Plan"). The purpose of the 2000 Plan is to attract and retain qualified personnel, to provide additional incentives to employees and consultants and to promote the success of our business. Pursuant to the 2000 plan, we may grant or issue non-qualified stock options, rights to acquire restricted stock and stock bonuses to employees and consultants who are neither Officers nor Directors of Nektar.

The maximum term of a stock option under the 2000 Plan is ten years. The exercise price of stock options, and the purchase price of restricted stock granted under the 2000 Plan are determined by the Board of Directors. The Board of Directors may amend the 2000 Non-officer Equity Incentive Plan at any time.

On January 25, 2002, we offered to certain employees (officers and directors were excluded) the ability to exchange certain options ("Eligible Options") to purchase shares of our Common Stock granted prior to July 24, 2001 with exercise prices greater than or equal to $25.00 per share for replacement options to purchase shares of our Common Stock to be granted under the 2000 Plan. We conducted the exchange with respect to the Eligible Options on a one-for-two (1:2) basis. If an employee accepted this offer with respect to any Eligible Option, such employee also was obligated to exchange all options to acquire our Common Stock granted to such employee on or after July 24, 2001 (the "Mandatory Exchange Options"). We conducted the exchange with respect to Mandatory Exchange Options on a one-for-one (1:1) basis. A total of 90 employees participated in the exchange offer, exchanging 1,217,500 Eligible Options and 78,170 Mandatory Exchange Options to purchase shares of our Common Stock. We issued Replacement Options to purchase 686,920 shares of Common Stock on August 26, 2002 at an exercise price equal to the closing price of our Common Stock as reported on the NASDAQ National Market on the last market trading day prior to the date of grant ($7.31).

A summary of activity under the 2000 Equity Incentive Plan, the Non-Employee Directors' Stock Option Plan and the 2000 Non-Officer Equity Incentive Plan is as follows (in thousands, except for per share information):

	Options Outstanding		
	Number of Shares	Exercise Price Per Share	Weighted-Average Exercise Price Per Share
Balance at December 31, 1999	9,106	$ 0.01-20.94	$ 10.76
Options granted	4,283	0.01-61.63	33.62
Options exercised	(2,173)	0.01-42.50	8.40
Options canceled	(280)	7.25-60.88	28.07
Balance at December 31, 2000	10,936	0.01-61.63	19.79
Options granted	5,335	0.032-50.50	21.32
Options exercised	(855)	0.005-21.55	6.20
Options canceled	(744)	0.005-60.50	23.82
Balance at December 31, 2001	14,672	0.005-61.63	20.96
Options granted	3,232	4.13-18.55	8.93
Options exercised	(198)	0.005-14.13	2.23
Options canceled	(2,964)	0.01-61.63	27.62
Balance at December 31, 2002	14,742	$ 0.005-61.63	$ 17.20

At December 31, 2002, 2001 and 2000, options were exercisable to purchase 7.5 million, 5.6 million and 2.9 million shares at weighted-average exercise prices of $15.76, $14.57 and $11.27 per share, respectively.

Weighted average fair value of options granted during the years ended December 31, 2002, 2001 and 2000, was $5.56, $25.62 and $34.20, respectively. The following table provides information regarding our stock option plans as of December 31, 2002 (in thousands, except per share information):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Number	Weighted-Average Exercise Price Per Share
$ 0.01-0.01	175	$ 0.01	6.5	114	$ 0.01
0.01-0.01	1	0.01	7.8	—	—
0.03-0.03	635	0.03	8.5	635	0.03
0.11-0.15	9	0.14	0.6	9	0.14
1.39-1.39	34	1.39	1.1	34	1.39
2.78-4.13	150	3.20	1.9	149	3.20
4.31-6.42	918	5.49	6.5	444	4.97
6.50-9.63	2,552	7.91	8.0	1,019	8.23
9.81-14.63	3,404	13.54	6.3	2,139	16.62
14.76-22.00	1,706	16.77	7.3	719	16.43
22.31-33.30	4,176	27.06	7.6	1,837	27.04
33.56-50.19	922	40.03	7.4	383	40.34
50.38-61.63	60	53.47	7.3	19	54.01
$ 0.01-61.63	14,742	17.20	7.2	7,501	15.76

Warrants At December 31, 2002, we had a total of 56,000 warrants outstanding. In 2000, we issued six warrants to purchase a total of 16,000 shares of Common Stock. Some of the warrants bear an exercise price of $45.88 per share and expire after 10 years. We have two additional warrants to purchase a total of 40,000 shares of Common Stock that were issued in 1996. These warrants expire after ten years and bear an exercise price of $6.56 per share. No warrants were issued during the years ended December 31, 2002 and December 31, 2001.

Stock issued to non-employees In 2002, we did not issue options to consultants below market price. In 2001, we granted 7,000 options to consultants with exercise prices below the market price of the stock on the grant date. Options granted to consultants are recorded according the Black-Scholes method over the vesting period. For the year ended December 31, 2002, 2001, and 2000, we have recorded compensation costs of $0.3 million, $0.6 million and $3.2 million, respectively.

In 2002, we issued Common Stock to AFAC Equity, L.P., an affiliated partnership of McKinsey Corporation, a consulting firm, in exchange for services rendered by McKinsey. For the year ended December 31, 2002, we recorded approximately $1.0 million in value of the services totaling 140,059 of Common Stock shares. The agreement ended in October 2002.

Deferred Compensation Deferred compensation during the years ended December 31, 2002 and 2001 was immaterial. Deferred compensation of $1.2 million had been recorded in the year ended December 31, 2000. These amounts represent the difference between the exercise price and the deemed fair market value of certain of our stock options granted in these periods and are being amortized to expense over the five-year vesting period of the options.

Reserved Shares At December 31, 2002, we have reserved shares of Common Stock for issuance as follows (in thousands):

Warrants to purchase Common Stock	56
Employee purchase plan	800
Convertible preferred stock	1,755
Convertible subordinated notes and debentures	6,644
Stock options	14,742
Shares reserved for retirement plans	180
	24,177

Note 12. Income Taxes

As of December 31, 2002, we had federal and state net operating loss carryforwards of approximately $305.0 million and $34.0 million, respectively. We also had federal and state research and other tax credit carryforwards of approximately $5.4 million and $5.5 million, respectively. The federal and state net operating loss and credit carryforwards will expire at various dates beginning in 2004 through 2022, if not utilized.

Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

There is no provision for income taxes because we have incurred operating losses. Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of our deferred tax assets for federal and state income taxes as of December 31 are as follows (in thousands):

	December 31,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 105,900	$ 70,700
Research and other credits	9,100	8,000
Capitalized research expenses	13,500	9,300
Deferred revenue	7,800	6,100
Depreciation	5,100	4,600
Other	12,200	14,200
Total deferred tax assets	153,600	112,900
Valuation allowance for deferred tax assets	(153,600)	(112,900)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $40.7 million and $44.8 million during the years ended December 31, 2002 and 2001, respectively. Approximately $25.0 million of the valuation allowance is related to the benefit of the stock options deductions, which, when recognized will be allocated to capital in excess of par value.

Note 13. Statement of Cash Flows Data

	Years Ended December 31,		
	2002	2001	2000
Supplemental disclosure of cash flows information (in thousands):			
Interest paid	$ 16,836	$ 15,602	$ 8,263
Supplemental schedule of non-cash investing and financing activities (in thousands):			
Deferred compensation related to the issuance of stock options	$ (135)	$ (23)	$ 1,162
Issuance of Common Stock in connection with acquisitions	$ —	$ 239,816	$ —
Non-cash disclosure related to acquisition of Bradford Particle Design (in thousands):			
Tangible assets acquired, net of cash	$ —	$ 2,100	$ —
Acquired in-process research and development	—	62,660	—
Goodwill and other intangible assets acquired	—	80,108	—
Acquisition costs incurred	—	(4,000)	—
Liabilities assumed	—	(487)	—
Common Stock and options issued	—	(125,576)	—
Cash paid for acquisition of Bradford Particle Design (net of cash received)	$ —	$ 14,805	$ —
Non-cash disclosure related to acquisition of Shearwater Corporation (in thousands):			
Tangible assets acquired, net of cash	$ —	$ 15,212	$ —
Acquired in-process research and development	—	83,600	—
Goodwill and other intangible assets acquired	—	94,619	—
Acquisition costs incurred	—	(5,417)	—
Liabilities assumed	—	(6,528)	—
Common Stock and options issued	—	(114,240)	—
Cash paid for acquisition of Shearwater Corporation (net of cash received)	$ —	$ 67,246	$ —

Note 14. Related Party Transactions

In 2002, we paid $0.3 million as rent for a facility in Alabama to Shearwater Polymers, LLC, of which J. Milton Harris is a member. J. Milton Harris is a Section 16 officer in our company. The rent reflects the fair market rate in the geographic area.

In 2002, we paid $0.7 million for legal services rendered by Alston & Bird LLP of which Paul F. Pedigo, Esq. is a Partner. Mr. Pedigo is a relative by marriage of J. Milton Harris, a Section 16 officer of our company. We believe this amount is materially representative of fair value for the services rendered.

Executive Officers

Robert B. Chess
Executive Chairman of the Board

Ajit S. Gill
Director, Chief Executive Officer and President

Ajay Bansal
Vice President, Finance and Administration
Chief Financial Officer

J. Milton Harris, Ph.D.
President, Nektar Therapeutics, AL, Corporation

John S. Patton, Ph.D.
Director, Founder and Chief Scientific Officer

Directors

Robert B. Chess
Executive Chairman of the Board
Nektar Therapeutics

Ajit S. Gill
Director, Chief Executive Officer and President
Nektar Therapeutics

John S. Patton, Ph.D.
Director, Founder and Chief Scientific Officer
Nektar Therapeutics

Michael A. Brown
Chairman, Quantum Corporation

James B. Glavin
Chairman, The Immune Response Corporation

Christopher A. Kuebler
Chairman, Covance Inc.

Irwin Lerner
Former Chairman, F. Hoffmann-La Roche, Inc.

Melvin Perelman, Ph.D.
Former Executive Vice President, Eli Lilly and Company

Roy A. Whitfield
Chairman, Incyte Genomics, Inc.

Corporate Information

Corporate Headquarters
Nektar Therapeutics
150 Industrial Road
San Carlos, CA 94070-6256
Telephone: (650) 631-3100
Facsimile: (650) 631-3150

Annual Report
We will supply a copy of our Annual Report on Form 10-K (excluding exhibits) without charge to any stockholder who makes such a request. Request should be made in writing and addressed to Investor Relations, Nektar Therapeutics, 150 Industrial Road, San Carlos, CA 94070-6256; or to investors@nektar.com

Transfer Agent and Registrar
Mellon Investor Services LLC
235 Montgomery Street, 23rd floor
San Francisco, CA 94104-2902
(415) 743-1428

Corporate Counsel
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306

Independent Auditors
Ernst & Young LLP
1451 California Avenue
Palo Alto, CA 94304

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m., June 5, 2003 at the corporate headquarters of the company, at 150 Industrial Road, San Carlos, CA 94070-6256.

Market Price of Common Stock
Our Common Stock trades on the NASDAQ National Market under the symbol NKTR. The table below sets forth the high and low closing sales prices for our Common Stock (as reported on the NASDAQ National Market) during the periods indicated.

Price Range of Common Stock

	High	Low
Year Ended December 31, 2001:		
1st Quarter	$48.250	$17.125
2nd Quarter	35.470	18.375
3rd Quarter	23.910	11.010
4th Quarter	19.470	13.130
Year Ended December 31, 2002:		
1st Quarter	$18.220	$ 9.950
2nd Quarter	10.520	5.860
3rd Quarter	8.390	4.130
4th Quarter	9.130	4.920

As of February 28, 2003, there were approximately 362 holders of record of our Common Stock. We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future.

The preceding discussion contains forward-looking statements that involve risks and uncertainties. Nektar's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Part I of the Form 10-K filed with the Securities Exchange Commission for the fiscal year ended December 31, 2002 under the heading "Risk Factors."

Design: Howry Design Associates, SF/CA

NEKTAR™
Transforming Therapeutics

Nektar Therapeutics
150 Industrial Road
San Carlos, CA 94070-6256
www.nektar.com
650.631.3100
650.631.3150 (FAX)

